Notice of the 2014 Annual General Meeting of Shareholders

and Management Information Circular

March 12, 2014

Your vote is important!

Our Annual General Meeting of Common Shareholders will be held at 9:00 a.m. (Pacific Daylight Time) on Thursday, May 8, 2014 at the Rosewood Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada.

Whether or not you plan to attend the meeting, we encourage you to vote. Your participation as a shareholder is very important to us.

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Notice of Annual General Meeting of Shareholders
and Management Information Circular

CORPORATE GOVERNANCE	34
Board Mandate	34
Majority Vote Policy	34
Director Independence	34

LETTER TO SHAREHOLDERS

March 12, 2014

Dear Shareholder,

On behalf of Tahoe Resources Inc.’s Board of Directors, management and employees, we invite you to attend our annual general meeting of shareholders on May 8, 2014, to be held at the Rosewood Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada on May 8, 2014 at 9:00 a.m. (Pacific Daylight Time).

The items of business to be considered at this meeting are described in the Notice of Annual General Meeting of Shareholders of Tahoe Resources Inc. and accompanying management information circular. The contents and the sending of this management information circular have been approved by the Board of Directors.

Your participation at this meeting is very important to us. We encourage you to vote, which can easily be done by following the instructions enclosed with this management information circular. Following the formal portion of the meeting, management will review the Corporation’s operational and financial performance during 2013 and provide an outlook on priorities for 2014 and beyond. You will also have an opportunity to ask questions and to meet your directors and executives.

Many of our public documents, including our Financial Statements, are available in the Investor Relations section on our web site located at www.tahoeresourcesinc.com. We encourage you to visit the investor relations section on our web site located at www.tahoeresourcesinc.com/investor-relations for information about our company, including news releases and investor presentations. To ensure you receive all the latest news on the Corporation, subscribe to our news feed via the contact tab in the same investor relations section of the Company’s website. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

We look forward to seeing you at the meeting.

Yours sincerely,

(signed) A. Dan Rovig
Chairman, Tahoe Resources Inc.

i

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ii     Tahoe Resources Inc.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date	Business of the Annual General Meeting of Shareholders
May 8, 2014
At the Meeting, the shareholders will be asked to:

Time 9:00 a.m. (Pacific Daylight Time)	1.	Receive the report of the directors of Tahoe and Tahoe’s 2013 audited consolidated financial statements together with the report of the auditors on those statements;

Place The Rosewood Hotel Georgia 801 West Georgia Street Vancouver, British Columbia V6C 1P7 Canada	2.	Elect directors for the ensuing year;

	3.	Appoint the auditors for the ensuing year;

	4.

To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the continuation and amendment and restatement of the Company’s shareholder rights plan, as more particularly described in the information circular for the Meeting;

	5.	Consider any permitted amendment to or variation of any matter identified in this Notice; and

	6.	Transact such other business as may properly come before the Meeting or any adjournment thereof.

INFORMATION ON NOTICE AND ACCESS (You have not been sent a physical copy of the Information Circular!)

General Information

Tahoe has prepared a notice of meeting, Information Circular and form of proxy relating to the Meeting, and the Information Circular contains details of the matters to be considered at the Meeting. This Notice of Meeting has been prepared and mailed to you under the notice and access rules that came into effect on February 11, 2013 pursuant to applicable Canadian securities laws. Notice and access enables issuers to reduce the volume of materials that must be physically mailed to shareholders by posting the Information Circular and related materials on the internet. Please call Computershare Investor Services Inc. toll-free at +1 (866) 964-0492 if you have questions about notice and access.

How to Access the Information Circular and Obtain a Physical Copy

The Information Circular and related materials are available under Tahoe’s profile at www.sedar.com and on Tahoe’s website at www.tahoeresourcesinc.com/investor-relations. Shareholders are reminded to review these online materials in connection with the Meeting and before voting. Shareholders may obtain a physical copy of the Information Circular by: 1) faxing a request to the Company’s transfer agent, Computershare Investor Services Inc. at +1 (866) 249-7775; 2) calling the Company’s transfer agent, Computershare Investor Services Inc., toll free at +1 (866) 962-0498 within North America or +1 (514) 982-8716 outside of North America; or 3) mailing a request to VP Investor Relations, Tahoe Resources Inc., c/o Proxy Dept., Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1. A request for a physical copy of the Information Circular should be sent sufficiently in advance so that it is received by Tahoe or Computershare by April 25, 2014, in order to allow sufficient time for the shareholder to receive the physical copy of the Information Circular and return the proxy by its due date.

Proxies and Voting Instruction Forms (VIFs)

Registered shareholders have received a form of proxy with this Notice of Meeting. The deadline for submitting proxies is May 6, 2014. Please complete, date and sign the proxy and deliver it before that deadline in accordance with the instructions set out in the proxy and Information Circular.

iii

Non-registered shareholders (beneficial owners) have received a voting instructions form (“VIF”) with this Notice of Meeting. The deadline for returning VIFs is specified in the VIF itself. VIFs, whether provided by the Company or an intermediary, should be completed and returned in accordance with the specific instructions, and by the deadline specified, in the VIF. Please ensure you carefully follow the instructions set out in the VIF, including those specifying where and when the VIF is to be returned.

Please review the Information Circular before completing your proxy or VIF, as the Information Circular contains additional information about each matter to be voted on at the Meeting. The following guide will assist you in locating the relevant disclosure for each matter.

For disclosure about:	Refer to the following section(s) in the Information Circular
• the election of the Company’s directors	“Nominees for Election to the Board of Directors”
• the appointment of the Company’s auditor	“Appointment of Auditor”
• the renewal of a shareholder rights plan	“Continuation and Amendment and Restatement of Shareholder Rights Plan”

Regardless of whether or not you plan to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and in the Information Circular.

By Order of the Board

(signed) A. Dan Rovig
Chairman of the Board
March 12, 2014

iv     Tahoe Resources Inc.

MANAGEMENT INFORMATION CIRCULAR

You have received this circular because you owned Tahoe Resources Inc. common shares on March 28, 2014. Management is soliciting your proxy for our 2014 annual meeting (the “Meeting”) of shareholders to be held on May 8, 2014 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

As a shareholder, you have the right to attend our annual meeting of shareholders on May 8, 2014 and to vote your shares in person or by proxy.

The board of directors has approved the contents of this document and has authorized us to send it to you. We have also sent a copy to each of our directors and to our auditors.

Unless otherwise noted, information is as of March 12, 2014.

ADDITIONAL INFORMATION

Information contained herein is given as of March 12, 2014, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

Additional information relating to Tahoe, including the comparative consolidated financial statements of Tahoe for the financial year ended December 31, 2013, together with the report of the auditors thereon and management’s discussion and analysis of Tahoe’s financial condition and results of operations for the financial year ended December 31, 2013, which provide financial information concerning Tahoe, can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of those documents, as well as any additional copies of this Information Circular, are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable.

In this document, “you” and “your” refer to the shareholder. References to the Company, “Tahoe”, “we” and “our” refer to Tahoe Resources Inc. “Common Shares” means common shares without par value in the capital of the Company, “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. Unless otherwise indicated all references to “$” or “dollars” in this Information Circular mean United States dollars. References to “CAD”, “C$” or “Canadian dollars” mean Canadian dollars.

Your vote is important. This circular describes what the meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the meeting in person.

2014 Management Information Circular    1

ABOUT OUR SHAREHOLDER MEETING

Our annual meeting gives you the opportunity to vote on items of Tahoe Resources Inc. business, receive an update on the company, meet face to face with management and interact with our board of directors.

BUSINESS OF THE MEETING

Directors

You will elect 8 directors to our Board of Directors. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed. The section entitled Nominees for Election to Board of Directors provides information about the nominated directors, their background and experience, and any board committees they currently sit on. All of the directors are elected for a term of one year.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of the nominees whose names appear in the section entitled Nominees for Election to Board of Directors. Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of directors.

Financial statements
The audited consolidated financial statements for the year ended December 31, 2013 and the report of the auditors thereon will be available on tahoeresourcesinc.com/investor-relations before the meeting. If you have requested a copy, you will receive the consolidated financial statements for the year ended December 31, 2013 and the auditors’ report on the statements. These are included in our 2013 annual financial review, which has been mailed to you if you requested a copy. You can also download a copy from our website.

Auditors
You will vote on reappointing the auditors. The board, on the recommendation of the audit committee, has proposed that Deloitte LLP (“Deloitte”) be reappointed as our auditors. See Appointment of Auditor for information about the services Deloitte provided in 2013 and the fees we paid them. The board has invited a representative of Deloitte to attend the meeting.

Shareholder Rights Plan
Tahoe’s current shareholder rights plan will expire following the Meeting. The board has approved an amended and restated shareholder rights plan that is substantially similar to the current shareholder rights plan, subject to shareholder approval. You will vote on approving and confirming the amended and restated shareholder rights plan. A blackline document showing the changes made to the current shareholder rights plan is available at tahoeresourcesinc.com/investor-relations. See “Appendix B” for the form of the amended and restated shareholder rights plan.

Other business
If other items of business are properly brought before the meeting or after the meeting is adjourned, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We did not receive any shareholder proposals for this meeting, and are not aware of any other items of business to be considered at the meeting.

2     Tahoe Resources Inc.

VOTING INFORMATION

Tahoe’s management is using this Information Circular to solicit proxies from Shareholders for use at the Meeting of Shareholders.

This management proxy circular is dated March 12, 2014 and is furnished in connection with the solicitation by or on behalf of the management of proxies to be used at the annual general meeting of Tahoe shareholders on May 8, 2014 at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting.

The record date to determine which shareholders are entitled to receive notice of and vote at the meeting is March 28, 2014.
SOLICITATION OF PROXIES	QUESTIONS? If you have any questions about completing the proxy form or about the meeting in general, please contact Computershare at 1-866-964-0492.

The solicitation of proxies will be primarily by mail, but Tahoe’s directors, officers and regular employees may also solicit proxies personally or by telephone. Tahoe will bear all costs of the solicitation. Tahoe has arranged for Intermediaries to forward the Meeting materials to beneficial owners of Tahoe held of record by those Intermediaries and Tahoe may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

This Information Circular is prepared under the notice and access rules that came into effect on February 11, 2013 pursuant to applicable Canadian securities laws. Accordingly, this Information Circular is being posted on the internet instead of being sent to either registered or Beneficial Shareholders. The Information Circular and related materials are available under Tahoe’s profile at www.sedar.com and on Tahoe’s website at www.tahoeresourcesinc.com/investor-relations. Shareholders may obtain a physical copy of the Information Circular by: 1) faxing a request to Computershare at +1 (866) 249-7775; 2) calling the Company’s transfer agent, Computershare Investor Services Inc., toll free at +1 (866) 962-0498 within North America or +1 (514) 982-8716 outside of North America; or 3) mailing a request to VP Investor Relations, Tahoe Resources Inc., c/o Proxy Dept., Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1. A request for a physical copy of the Information Circular should be sent sufficiently in advance so that it is received by Tahoe or Computershare by April 25, 2014, in order to allow sufficient time for the shareholder to receive the physical copy of the Information Circular and return the proxy by its due date. Shareholders are reminded to review these online materials in connection with the Meeting and before voting.

APPOINTMENT OF PROXYHOLDERS

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of Tahoe. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint an individual or company other than either of the individuals designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by striking out the name of the persons named in the Proxy and inserting the name desired of that other individual or company in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

VOTING BY PROXYHOLDER

If a Shareholder specifies a choice for a matter in the Proxy, and if the Proxy is duly completed and delivered and has not been revoked, the individuals named in the Proxy will vote the Common Shares of Tahoe represented thereby in accordance with the choice specified by the Shareholder on any ballot that may be called for. The Proxy confers discretionary authority on the individuals named therein with respect to:

  each matter or group of matters identified therein for which a choice is not specified;

  any amendment to or variation of any matter identified therein; and

  any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the individuals named in the Proxy will vote Common Shares of Tahoe represented by the Proxy for the approval of such matter. However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals. Thus, while such shares will be included in determining the presence of a quorum at the Meeting and will be votes “cast” for purposes of other proposals but will not be considered votes “cast” for purposes of voting on the election of directors. “Routine” proposals typically include the ratification of the appointment of the Company’s auditors. The election of directors and the proposed resolution approving the amended and restated shareholder rights plan, on the other hand, are each “non-routine” proposals.

2014 Management Information Circular    3

REGISTERED SHAREHOLDERS

If you are a Registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you wish to submit a Proxy, you must

a)

complete, date and sign the Proxy, and then return it to Tahoe’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax at 1-866-249-7775 (toll free in North America) or 416-263-9524, or by mail (via postage paid return envelope) at Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9,

b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number, or

c)

use the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number, before 9:00 a.m. (Pacific Daylight Time) on Tuesday, May 6, 2014, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. The Chairman of the Meeting may waive the proxy cut-off without notice.

BENEFICIAL SHAREHOLDERS

The following information is of significant importance to Shareholders who do not hold Common Shares of Tahoe in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

If Common Shares of Tahoe are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares of Tahoe will not be registered in the Shareholder’s name on the records of Tahoe. Such Common Shares of Tahoe will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares of Tahoe are registered under the name of Cede & Co., as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders — those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not so object (called NOBOs for Non-Objecting Beneficial Owners).

Tahoe is taking advantage of National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer, which permits it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs should receive a scannable Voting Instruction Form (“VIF”) from Computershare. NOBOs should complete and return their VIFs to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares of Tahoe represented by the VIFs it receives.

As the Company is relying on notice and access provisions of applicable Canadian securities law, a notice of meeting and form or proxy or VIF is being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and Tahoe or its agent has sent these materials directly to you, your name and address and information about your Common Shares of Tahoe have been obtained in accordance with applicable securities regulatory requirements from the Intermediary who holds your Common Shares of Tahoe on your behalf.

By choosing to send these materials to you directly, Tahoe (and not your Intermediary) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your Proxy as specified in the request for voting instructions that you receive.

4     Tahoe Resources Inc.

Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their Common Shares of Tahoe are voted at the Meeting. Management of the Company does not intend to pay for intermediaries to forward Meeting materials to OBOs, and as a result an OBO will not receive the Meeting materials unless the OBO’s intermediary assumes the cost of delivery.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by Tahoe. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solution, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF to you in lieu of the Proxy provided by Tahoe. The VIF will name the same individuals as Tahoe’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of Tahoe) other than the individuals designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, you should insert the name of your desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge in accordance with its instructions well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend and to vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to Tahoe or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Tahoe is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

2014 Management Information Circular    5

REVOCATION OF PROXIES

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it (a) by executing a proxy bearing a later date, (b) by executing a valid notice of revocation (where a new proxy is not also filed), or (c) personally attending the Meeting and voting the Registered Shareholder’s Common Shares of Tahoe.

A later dated proxy or notice of revocation must be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and delivered to Computershare, by fax at 1-866-249-7775 (toll free in North America) or 416-263-9524, or by mail (via postage paid return envelope) at Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, or to the address of the registered office of Tahoe at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7.

A later dated proxy must be received before 9:00 a.m. (Pacific Daylight Time) on Tuesday, May 7, 2013, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

A notice of revocation must be received before 9:00 a.m. (Pacific Daylight Time) on Wednesday, May 7, 2014, or, if the Meeting is adjourned, the last business day before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Record Date and Outstanding Shares

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is March 28, 2014. Only persons who were Registered Shareholders as of the close of business on March 28, 2014 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular. A quorum for the Meeting is at least one person being present in person or being represented by proxy, holding not less than 5% of the issued Common Shares of Tahoe entitled to be voted at the Meeting.

At the close of business on March 12, 2014, 146,714,872 Common Shares of Tahoe were issued and outstanding. Each Registered Shareholder is entitled to one vote per common share of Tahoe held on all matters to come before the Meeting. Common Shares of Tahoe are the only securities of Tahoe which will have voting rights at the Meeting.

Principal Holders of Common Shares of Tahoe

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of Tahoe as at March 12, 2014, except as shown in the table below.

Pursuant to the terms of the Amended and Restated Shareholders’ Agreement dated October 12, 2010 between Goldcorp Inc. (“Goldcorp”) and the Company, Goldcorp is entitled to have three nominees appointed to the board of directors of the Company (the “Board”). See “Nominees for Election to the Board of Directors – Amended and Restated Shareholders’ Agreement”.

	Number of Common	Percentage of
	Shares Beneficially Owned,	Outstanding
Name	Controlled or Directed	Common Shares
Goldcorp Inc.	58,051,692	39.5%
Fidelity Management & Research Company, together with joint filers(1)	18,647,239	12.7%

Note:

(1)

Information based solely upon an Early Warning Report under the Alternative Monthly Reporting System of National Instrument 62-103 filed on SEDAR on January 10, 2014 by Fidelity Management & Research Company and other joint filers.

6     Tahoe Resources Inc.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

The size of the Board is fixed at eight. The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia), each director elected will hold office until immediately before the election of new directors at the next annual general meeting of the Company or, if no director is then elected, until a successor is elected or appointed. Directors will be elected on an individual basis.

As of March 12, 2014, the directors of the Company, as a group, beneficially owned, controlled or directed, directly or indirectly, an aggregate of Common Shares of Tahoe, representing 3.3% of the issued and outstanding Common Shares of Tahoe.

HIGHLIGHTS OF THE BOARD OF DIRECTORS

  100% of Board meetings include an in-camera session during which only independent directors are permitted to attend.

  Our Directors have had a 100% attendance rate at all Board and Committee meetings, and we expect a 100% attendance rate in 2014.

  A majority of our Directors have expertise in finance, accounting and/or auditing.

  All of our Directors have met our share ownership guidelines.

  We have a formal nomination process and maintain an “evergreen” list of suitable Director candidates.

  We spend significant time on executive succession planning, including CEO succession planning, and believe that we are well-positioned to meet any future challenges.

  The Board is moving toward a paperless process that uses a Board portal and electronic documents for meetings.

The following pages set out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each nominee now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of Tahoe beneficially owned, controlled or directed by each, directly or indirectly, as at March 12, 2014. The number of Common Shares of Tahoe beneficially owned, controlled or directed, directly or indirectly, by the nominees for directors is based, in part, on information furnished by the nominees themselves and information gathered by the Company, and the insider reports available at www.sedi.ca.

2014 Management Information Circular    7

LORNE B. ANDERSON
Surrey, British Columbia Canada Independent Director Since April 14 , 2010

Mr. Anderson is a Chartered Accountant. He has been an Independent Financial Consultant to the minerals industry since 1998. Since 1998 he has served on the Boards of several mineral companies listed on the TSX Venture Exchange. From 1988 to 1998 Mr. Anderson was the Chief Financial Officer and Treasurer of Glamis Gold Ltd. He has over twenty years of experience in the mining industry, during which time he has been involved with administration, both equity and bank financings, and investor relations programs.

Principal Occupation
Independent director.

Areas of Expertise
Mining, Accounting and Finance

Professional Organization Memberships
Institute of Chartered Accountants of British Columbia

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Selwyn Resources Ltd.			None
Snip Gold Corp.

Tahoe Resources Board and Committee Participation	Meeting Attendance
Member of the Board of Directors	5 of 5 – 100%
Chairman of the Corporate Governance and Nominating Committee	2 of 2 – 100%
Member of the Audit Committee	4 of 4 – 100%

2013 Continuing Education
Topic	Host Organization	Date(s)
Audit committee-directors series	Deloitte	1/10/13
Succession planning-directors series	Deloitte	6/4/13
Mining	KPMG	6/25/13
Stream financing	Stikeman Elliot	9/12/13
COSO-SOX internal control	KPMG	9/24/13
M&A-directors series	Deloitte	10/10/13

Securities Held
Common Shares: 163,750	Minimum Share Ownership: Attained

Options Held

			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
6/10/10	6/10/15	120,000	$6.40	Nil

Director Voting Results of the 2013 Annual General Meeting

	Votes For	Votes Withheld
# of Votes:	122,584,997	588,307
% of Votes:	99.52%	0.48%

8     Tahoe Resources Inc.

JOHN P. BELL
Vancouver, British Columbia Canada Independent Director Since June 8, 2010

John P. Bell is a former Canadian diplomat, serving as Ambassador to Cote d’Ivoire, Brazil, and High Commissioner to Malaysia. He also served as Canada’s Chief Negotiator to the Rio Earth Summit (the United Nations Conference on Environment and Development). He was a Chief Federal Negotiator for Canadian Department of Indian and Northern Affairs from 1998-2006. He is currently a director of Goldcorp, and of the Canadian Network for International Surgery (CNIS). He holds a Bachelor of Commerce degree and an Honorary Doctorate of Laws degree from the University of British Columbia.

Principal Occupation
Independent director.

Areas of Expertise
Mining, Foreign Relations, Environmental and Sustainability Issues, and Corporate Social
Responsibility

Professional Organization Memberships
Institute of Corporate Directors National Association of Corporate Directors (NACD)

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Goldcorp			Goldcorp(1)

Tahoe Resources Board and Committee Participation	Meeting Attendance
Member of the Board of Directors	5 of 5 – 100%
Member of the Corporate Governance and Nominating Committee	2 of 2 – 100%
Member of the Health, Safety, Environment and Community Committee	3 of 3 – 100%

2013 Continuing Education
Topic	Host Organization	Date(s)
Workshop on Mining, Chile. Santiago	Canadian Embassy	3/12/13
Mine Tour – Cerro Negro mine site, Santa Cruz, Argentina	Goldcorp	3/15/13
Various ICD Seminars including the Role of Board in Execution of Large Projects	Institute of Corporate Directors (ICD)	10/15/13
SFU Global Exploration, Mining and Minerals (GEMM) Implementing Responsibility and Sustainability in Mineral Sector	Simon Fraser University (SFU), Faculty of Business	4/17-19/13

Securities Held
Common Shares: 45,900	Minimum Share Ownership: Attained

Options Held

			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
6/10/10	6/10/15	120,000	$6.40	75,000

Voting Results of the 2013 Annual General Meeting

	Votes For	Votes Withheld
# of Votes:	123,161,001	12,303
% of Votes:	99.99%	0.01%

___________
Note:

(1)	Goldcorp board of directors interlock with John Bell, A. Dan Rovig, and Kenneth Williamson

2014 Management Information Circular   9

TANYA JAKUSCONEK
Toronto, Ontario Canada Independent Director Since May 2, 2011	Ms. Jakusconek is a Senior Gold Research Analyst who has covered large and mid-tier North American producers since 1991. She began her investment career at RBC Dominion Securities, and then worked at BBN James Capel and National Bank Financial before moving to Scotiabank in 2011. She earned a B.Sc (Honours) in Geology and an M.Sc Applied (MINEX Program), both from McGill University in Montreal.

Principal Occupation
Senior Gold research analyst at Scotiabank.

Areas of Expertise
Mining, Finance, Equity Markets (Research)

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
None

Tahoe Resources Board and Committee Participation	Meeting Attendance
Member of the Board of Directors	5 of 5 – 100%
Member of the Compensation Committee	3 of 3 – 100%
Member of the Health, Safety, Environment and Community Committee	3 of 3 – 100%

2013 Continuing Education
Topic	Host Organization	Date(s)
Mine Tour – Pueblo Viejo	ABX/G	2/28/13
Denver Gold Show	Denver Gold Group	9/23-25/13
Mine Tour – Ekati	Dominion Diamond Corporation	10/29/13
Women in Mining Boards	Ernst & Young	12/5/13

Securities Held
Common Shares: 25,000	Minimum Share Ownership: Attained

Options Held

			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
5/3/11	5/3/16	45,000	$19.74	45,000

Director Voting Results of the 2013 Annual General Meeting

	Votes For	Votes Withheld
# of Votes:	23,161,001	12,303
% of Votes:	99.99%	0.01%

10     Tahoe Resources Inc.

C. KEVIN MCARTHUR
Reno, Nevada United States Non-Independent (Management – CEO) Director Since November 10, 2009

Mr. McArthur founded the Company and was appointed President and Chief Executive Officer on November 10, 2009. On March 12, 2014, he was appointed Vice Chairman and Chief Executive Officer. He was President, Chief Executive Officer and a director of Goldcorp from November 15, 2006 until his retirement on December 31, 2008. He was President and Chief Executive Officer of Glamis Gold Ltd. from January 1, 1998 and served in a variety of management positions with Glamis since 1988. Prior to working with Glamis, Mr. McArthur held various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. in Mining Engineering from the University of Nevada. He is currently a Director of Pembrook Mining Corporation, and Royal Gold, Inc.

Principal Occupation
Vice Chair and Chief Executive Officer of Tahoe Resources

Areas of Expertise
Mining Engineering, Mine Finance, Mine Construction, Mergers and Acquisitions

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Cloud Peak Energy			None
Royal Gold, Inc.
Thompson Consolidated Iron Ore

Tahoe Resources Board and Committee Participation	Meeting Attendance
Member of the Board of Directors	5 of 5 – 100%

Securities Held
Common Shares: 4,163,334(1)	Minimum Share Ownership: Attained

Options Held

			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
6/10/10	6/10/15	360,000	$6.40	120,000
3/3/11	3/3/16	45,000	$17.56	45,000
3/7/13	3/7/18	120,000	$16.34	120,000

Voting Results of the 2013 Annual General Meeting

	Votes For	Votes Withheld
# of Votes:	123,161,837	11,467
% of Votes:	99.99%	0.01%

___________
Note:

(1)	As of March 12, 2013, Mr. McArthur also holds 26,667 Deferred Share Awards. See “Securities Authorized for Issuance Under Equity Compensation Plans” for further information on Deferred Share Awards.

2014 Management Information Circular    11

A. DAN ROVIG
Reno, Nevada United States Independent Director Since June 8, 2010

Mr. Rovig has been a director of Goldcorp since November 2006 and is currently a Director and Chair of the Board of Tahoe Resources Inc. He was a director and Chairman of the Board of Glamis Gold Ltd. from November 1998 to November 2006. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years.

Mr. Rovig holds a B.S. degree in Mining Engineering and a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

Principal Occupation
Independent consultant.

Areas of Expertise
Mining, Engineering, Geology

Professional Organization Memberships
National Society of Professional Engineers
Society of Mining, Metallurgical and Exploration Engineers (SME)
The Mining and Metallurgical Society of America
Geological Society of Nevada (GSN)

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Goldcorp			Goldcorp(1)

Tahoe Resources Board and Committee Participation	Meeting Attendance
Chairman of the Board of Directors	5 of 5 – 100%

2013 Continuing Education
Topic	Host Organization	Date(s)
Mine visit – Cerro Negro Mine, Argentina	Goldcorp, Inc.	03/13
Mine visit – Red Lake Gold Mine, Ontario	Goldcorp, Inc.	08/13
Professional SME & GSN Meetings (9)	SME and GSN	2013

Securities Held
Common Shares: 65,000	Minimum Share Ownership: Attained

Options Held

			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
6/10/10	6/10/15	120,000	$6.40	80,000

Voting Results of the 2013 Annual General Meeting

	Votes For	Votes Withheld
# of Votes:	123,164,131	12,173
% of Votes:	99.99%	0.01%

___________
Note:

(1)	Goldcorp board of directors interlock with John Bell, A. Dan Rovig, and Kenneth Williamson

12     Tahoe Resources Inc.

PAUL B.SWEENEY
Vancouver, British Columbia Canada Independent Director Since April 14 , 2010

Mr. Sweeney has been an independent business consultant since May 2011. He is currently a Director of Mongolia Growth Group Ltd. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years’ experience in financial management of mining and renewable energy companies.

Principal Occupation
Independent business consultant.

Areas of Expertise
Mining, Renewable Energy, Accounting and Finance, Mergers and Acquisitions

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Alterra Power Corp.			None
Magma Energy Corp.
Mongolia Growth Group Ltd.
Pan American Silver Corp.
Polaris Minerals Corp.

Tahoe Resources Board and Committee Participation	Meeting Attendance
Member of the Board of Directors	5 of 5 – 100%
Chairman of the Audit Committee	4 of 4 – 100%
Member of the Compensation Committee	3 of 3 – 100%

2013 Continuing Education
Topic	Host Organization	Date(s)
Effective Audit Committee Oversight	KPMG	6/20/13
2013 Financial Reporting Update	KPMG	11/27/13
Tax Morality and Tax Transparency	KPMG	12/11/13

Securities Held
Common Shares: 215,000	Minimum Share Ownership: Attained

Options Held

			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
6/10/10	6/10/15	120,000	$6.40	120,000

Voting Results of the 2013 Annual General Meeting

	Votes For	Votes Withheld
# of Votes:	122,584,997	588,307
% of Votes:	99.52%	0.48%

2014 Management Information Circular    13

JAMES S. VOORHEES
Reno, Nevada United States Independent Director Since April 14 , 2010

Mr. Voorhees has been an independent consultant since 2007. Currently Mr. Voorhees is a director of Cloud Peak Energy. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis Gold Ltd. and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis Gold Ltd. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

Principal Occupation
Independent consultant.

Areas of Expertise
Mining, Engineering, Construction, and Management

Professional Organization Memberships
Society of Mining Engineers

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Cloud Peak Energy			None

Tahoe Resources Board and Committee Participation	Meeting Attendance
Member of the Board of Directors	5 of 5 – 100%
Chairman of the Health, Safety, Environment and Community Committee	3 of 3 – 100%
Member of the Corporate Governance and Nominating Committee	2 of 2 – 100%

2013 Continuing Education
Topic	Host Organization	Date(s)
Mine Tour – Antelope Coal Mine, Wyoming	Cloud Peak Energy	5/13
Careful Communication	LRN Legal Compliance and Ethics Ctr.	11/18/13
Ethical Awareness and Decision Making	LRN Legal Compliance and Ethics Ctr.	11/19/13
The Company Code: Doing the Right Thing	LRN Legal Compliance and Ethics Ctr.	11/20/13

Securities Held
Common Shares: 125,000	Minimum Share Ownership: Attained

Options Held

			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
6/10/10	6/10/15	120,000	$6.40	120,000

Voting Results of the 2013 Annual General Meeting

	Votes For	Votes Withheld
# of Votes:	122,584,997	588,307
% of Votes:	99.52%	0.48%

14     Tahoe Resources Inc.

KENNETH F. WILLIAMSON
Vancouver, British Columbia Canada Independent Director Since June 8, 2010

Mr. Williamson has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. Currently he is a director of Uranium One Inc. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

Principal Occupation
Independent director.

Areas of Expertise
Mining, Accounting, Finance and Mergers and Acquisitions

Professional Organization Memberships
Professional Engineers of Ontario
National Association of Corporate Directors

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Goldcorp			Goldcorp(1)
Quadra FNX Mining
UraniumOne Inc.

Tahoe Resources Board and Committee Participation	Meeting Attendance
Member of the Board of Directors	5 of 5 – 100%
Member of the Compensation Committee	3 of 3 – 100%
Member of the Audit Committee	4 of 4 – 100%

2013 Continuing Education
Topic	Host Organization	Date(s)
Social media	Hoot Suite	2/14/13
Mining conference	Bank of Montreal (BMO)	2/24-27/13

Securities Held
Common Shares: 75,000	Minimum Share Ownership: Attained

Options Held

			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
6/10/10	6/10/15	120,000	$6.40	120,000

Voting Results of the 2013 Annual General Meeting

	Votes For	Votes Withheld
# of Votes:	122,585,367	587,937
% of Votes:	99.52%	0.48%

_________
Notes:

(1)	Goldcorp board of directors interlock with John Bell, A. Dan Rovig, and Kenneth Williamson

2014 Management Information Circular    15

AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT

Pursuant to the terms of the Amended and Restated Shareholders’ Agreement dated October 12, 2010 between Goldcorp and the Company, Goldcorp is entitled to have three nominees appointed to the Board. The current Goldcorp nominees are A. Dan Rovig, Kenneth F. Williamson and John P. Bell. As long as Goldcorp and its affiliates hold 20% or more of the issued Common Shares, Goldcorp has the right to nominate three individuals as directors of the Company at each meeting of Shareholders at which directors are to be elected. The number of individuals Goldcorp and its affiliates are entitled to nominate as directors is subject to adjustment for changes in the size of the Board.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No proposed director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P. Bell who ceased to be a director of JER Envirotech International Corp. (“JER”) within one year of the date JER ceased to do business, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.

MAJORITY VOTE POLICY

The Board has adopted a majority voting policy relating to the election of directors. See “Corporate Governance – Majority Vote Policy”.

16     Tahoe Resources Inc.

REPORT OF 2013 AGM VOTING RESULTS

The following matters were voted on at our Annual Meeting of Shareholders held on May 9, 2013 in Vancouver, Canada. Each matter voted on is described in greater detail in Tahoe’s 2012 Management Information Circular.

1.

Election of Directors. By Resolution passed by ballot vote, the following eight nominees proposed by management were elected directors of the Corporate to hold office until the close of the next annual meeting or until their successors are elected or appointed:

	Votes For		Votes Withheld
Director Name	Number	Percent	Number	Percent
Lorne B. Anderson	122,584,997	99.52%	588,307	0.48%
John P. Bell	123,161,001	99.99%	12,303	0.01%
Tanya M. Jakusconek	123,161,001	99.99%	12,303	0.01%
C. Kevin McArthur	123,161,837	99.99%	11,467	0.01%
A. Dan Rovig	123,164,131	99.99%	12,173	0.01%
Paul B. Sweeney	122,583,347	99.52%	589,957	0.48%
James S. Voorhees	123,161,231	99.99%	12,073	0.01%
Kenneth F. Williamson	122,585,367	99.52%	587,937	0.48%

2.

Appointment of Auditors. By Resolution passed by ballot vote, Deloitte LLP was elected to serve as Auditors for Tahoe until the close of the next annual meeting or until their successors are elected or appointed.

Votes For		Votes Withheld
Number	Percent	Number	Percent
128,525,179	98.83%	1,520,883	1.17%

3.	Amendments to Share Option and Incentive Share Plan. By resolution passed by ballot vote, the Share Option and Incentive Share Plan was amended.

Votes For		Votes Against
Number	Percent	Number	Percent
101,633,442	82.71%	21,239,862	17.29%

APPOINTMENT OF AUDITOR

Deloitte LLP, Chartered Accountants, of 1055 Dunsmuir Street, Suite 2800, Vancouver, BC V7X 1P4, Canada will be nominated at the Meeting for appointment as auditor of Tahoe. Deloitte LLP has been auditor of Tahoe since August 27, 2012.

2014 Management Information Circular    17

CONTINUATION AND AMENDMENT AND RESTATEMENT
OF SHAREHOLDER RIGHTS PLAN

Background and Purpose of the Shareholder Rights Plan

The Company adopted a shareholder rights plan dated effective as of April 1, 2011 pursuant to the shareholder rights plan agreement between the Company and Computershare, as rights agent, dated effective as of April 1, 2011 (the “Existing Rights Plan”). The Existing Rights Plan was approved by Shareholders on May 2, 2011. At the Meeting, the Company will be seeking the approval of Shareholders to ratify the continued existence of the Existing Rights Plan and its amendment and restatement to give effect to certain amendments to the Existing Rights Plan as described below under “– Proposed Amendments”. The amended and restated plan is referred to herein as the “Rights Plan”. With the exception of the amendments described herein, the Rights Plan is identical to the Existing Rights Plan.

The primary objectives of the Rights Plan are to provide the Board with sufficient time to consider and, if appropriate, to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Company, and to provide every Shareholder with an equal opportunity to participate in such a bid.

Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the Board to prepare an adequate response. Such offers may result in Shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in the Company. The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. This potential is created through the issuance to all Shareholders of contingent rights to acquire additional Common Shares at a significant discount to the then-prevailing market prices, which could, in certain circumstances, become exercisable by all Shareholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a “permitted bid” under the Rights Plan and, therefore, meets certain specified conditions (including a minimum deposit period of 60 days) which aims to ensure that all Shareholders are treated fairly and equally; or (ii) does not qualify as a “permitted bid” but is negotiated with the Company and has been exempted by the Board from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of Shareholders.

Under current Canadian securities laws, any party wishing to make a formal take-over bid for the Common Shares will be required to leave the offer open for acceptance for at least 35 days. To qualify as a “permitted bid” under the Rights Plan, however, a take-over bid must remain open for acceptance for not less than 60 days. The Board believes that the statutory minimum period of 35 days may be insufficient for the Board to (i) evaluate a take-over bid (particularly if the consideration consists, wholly or in part, of shares or other securities of another issuer), (ii) explore, develop and pursue alternative transactions that could better maximize Shareholder value, and (iii) make reasoned recommendations to Shareholders. The additional time afforded under a “permitted bid” is intended to address these concerns by providing the Board with a greater opportunity to assess the merits of the offer and identify other possible suitors or alternative transactions, and by providing other bidders or proponents of alternative transactions with time to come forward with competing, and potentially superior, proposals.

The approval of the Rights Plan and its continuation for the next three years are not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to management of the Company. The proposed approval of the Rights Plan and its continuation are also not intended as a means to prevent a take-over of the Company, to secure the continuance of management or the Board in their respective offices, or to deter fair offers for the Common Shares.

Proposed Amendments

Pursuant to its terms, the Existing Rights Plan will expire on the business day following the termination of the Meeting, unless its continuation is ratified by the Shareholders in accordance with its provisions. Management of the Company has reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws, as well as practices of public companies in Canada, with respect to shareholder rights plan design and, with the exception of the proposed amendments described below, has determined that there have been few changes to those practices since early 2011. The Board determined that it is appropriate and in the best interests of the Shareholders that the Rights Plan be approved to continue for the next three years.

The following are the proposed amendments to the Existing Rights Plan contained within the proposed Rights Plan:

  the definition of “Expiration Time” and the date on which future Shareholder approval is required to ratify the continued existence of the Rights Plan have been revised to specify that such events will occur at the annual meeting of the Company’s Shareholders in the year 2017. However, if the requisite Shareholder approval is obtained to continue the Rights Plan at the annual meeting of the Company’s Shareholders in 2017 and at every third annual meeting thereafter, the Rights Plan will continue in effect until the business day following the termination of any such Shareholder meeting where the requisite approval is not obtained or the Rights Plan is otherwise terminated in accordance with its terms;

  the definition of “Acquiring Person” has been amended to include reference to Convertible Security Acquisitions;

  the definitions of “Convertible Security” and “Convertible Security Acquisition” have been added;

  the definitions of “Exempt Acquisition” and “Permitted Bid” have been amended to more closely follow the practice of other Canadian public companies; and

  certain other amendments of a non-substantive, “housekeeping” nature have been made to provide for greater clarity and consistency.

As previously noted, other than the amendments as described above, the Rights Plan is identical to the Existing Rights Plan. A copy of the Existing Rights Plan is available under the Company’s SEDAR profile at www.sedar.com, and a copy of the form of Rights Plan is attached as Appendix B to this Information Circular. A blackline copy of the Rights Plan, showing the changes made to the Existing Rights Plan, is available on the Company’s website at www.tahoeresourcesinc.com.

18     Tahoe Resources Inc.

The Company may amend the terms of the proposed Rights Plan as described herein in Appendix B to this Information Circular, and as summarized in Appendix C to this Information Circular, prior to approval of the Rights Plan at the Meeting pursuant to any comments it may receive from any regulatory authority or as any executive officer or director of the Company may deem necessary.

Proposed Resolution and Board Recommendation

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution relating to the approval of the continuation of the Existing Rights Plan and its amendment and restatement in the form of the Rights Plan as set forth above.

“BE IT RESOLVED, as an ordinary resolution, that:

1.

the shareholder rights plan of Tahoe Resources Inc. (the “Company”) be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made as of May 8, 2014 between the Company and Computershare Trust Company of Canada, as rights agent, which amends and restates the Shareholder Rights Plan Agreement dated effective April 1, 2011 and continues the rights issued thereunder, be and is hereby ratified, confirmed and approved; and

2.

any director or officer of the Company is hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

Shareholder approval to ratify the continuance of the Existing Rights Plan, as amended as described herein, in the form of the Rights Plan, is required under the Existing Rights Plan. The Rights Plan has been conditionally approved by the Toronto Stock Exchange (“TSX”), subject to shareholder approval. The TSX and the terms of the Rights Plan require that the continuation, amendment and restatement of the Rights Plan must be approved by (1) a simple majority of the votes cast by all Shareholders, (2) a simple majority of votes cast in favour by shareholders, without giving effect to any votes cast by (A) any shareholder that would be considered a “Grandfathered Person” under the Rights Plan; and (B) by the associates, affiliates and insiders of any person referred to in (A) above, and (3) a simple majority of the votes cast in favour of the resolution by the “Independent Shareholders” (as defined in the Rights Plan, but generally meaning any Shareholder other than an “Acquiring Person” (as defined in the Existing Rights Plan) or a person making a take-over bid for the Company, and their associates and affiliates).

As Goldcorp Inc. is considered a “Grandfathered Person” pursuant to the terms of the Rights Plan, at the Meeting, the votes attached to the Common Shares controlled by Goldcorp Inc. (and those of its associates, affiliates and insiders) will be excluded for the purposes of the approval outlined in (2) above. The Company is not currently aware of any Shareholder that would not qualify as an “Independent Shareholder” and whose votes would be ineligible for the purposes of the approval outlined in (3) above.

The Board recommends that you vote FOR the ordinary resolution to approve the continuation of the Existing Rights Plan and its amendment and restatement in the form of the Rights Plan. The persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, intend to vote FOR the approval of the continuation of the Existing Rights Plan and its amendment and restatement in the form of the Rights Plan.

2014 Management Information Circular    19

COMPENSATION

COMPENSATION GOVERNANCE

Approach to Risk

The Board is keenly aware of the fact that compensation practices can have unintended risk consequences. The Compensation Committee will continually review the Company’s compensation policies to identify any practice that might encourage an employee to expose the Company to unacceptable risk. At the present time, the Compensation Committee is satisfied that the current executive compensation program does not encourage the executives to expose the business to inappropriate risk. The Board takes a conservative approach to executive compensation rewarding individuals for the success of the Company once that success has been demonstrated and incentivizing them to continue that success through the grant of long-term incentive awards.

For a detailed explanation of the risks applicable to the Company and its businesses, see “Risk Factors” in the Annual Information Form dated March 12, 2014, filed at www.sedar.com.

Hedging Policy

Insiders of the Company are required to meet specified equity ownership targets to further align their interests with those of Shareholders. The Company believes that transactions that hedge, limit or otherwise change an insider’s economic interest in and exposure to the full rewards and risks of ownership of the Company’s securities would be contrary to this objective.

For that reason, all insiders of the Company are prohibited from engaging in the following transactions with respect to securities of the Company

(a)	short sales,
(b)	monetization of equity awards (stock options, Deferred Share Awards, Restricted Share Awards) before vesting,
(c)	transactions in derivatives in respect of Company securities, such as put and call options, or
(d)	any other hedging or equity monetization transactions where the insider’s economic interest and risk exposure in Company securities are changed, such as collars or forward sale contracts.

Compensation Committee

Information on the Company's Compensation Committee and the skills and experience of its members in making decisions with respect to compensation policies and practices of the Company can be found in "Corporate Governance - Board Committees - Compensation Committee" section of this Circular.

DIRECTOR COMPENSATION

The Company's directors' compensation is designed to attract and retain high caliber Board members.

In 2013, comparative director compensation data for the following companies were evaluated after being accumulated from a number of external sources: Alamos Gold, Allied Nevada, Coeur d’Alene, Detour Gold, Endeavour Silver, First Majestic Silver, Osisko Mining, Pan American Silver, Primero Mining, Silvercorp, Silver Standard (together, the “Peer Group”).

Selection criteria for the Peer Group includes:

1.	Similar industry – precious metals mining with a silver mining emphasis
2.	Similar market capitalization within the same industry
3.	Public company in Canada with one mine or an early start-up operation

The Board meets annually to review the adequacy and form of directors’ compensation, and to ensure the Company’s approach to Board compensation is:

1.	competitive at the median of the Company’s Peers
2.	reflects best practice; and
3.	takes into account governance trends.

The Compensation Committee regularly reviews and assesses the appropriateness of the Peer Group and makes changes as needed..

20     Tahoe Resources Inc.

Effective as of the second quarter of 2012, each Board member was entitled to receive 5,000 restricted share awards that vested immediately at the time of grant and annual Board fees of $99,300 (C$100,000), except that the Chair of the Board was entitled to receive $168,810 (C$170,000) and each Committee Chair was entitled to receive an additional $19,860 (C$20,000). Effective as of the second quarter of 2013, compensation was the same as that of the prior year.

TABLE 1
Name	Year	Fees Earned ($)(1)(2)	Share- Based Awards ($)(2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Lorne B. Anderson	2013	117,455	85,169	Nil	Nil	Nil	202,624
John P. Bell	2013	97,879	85,169	Nil	Nil	Nil	183,048
Tanya M. Jakusconek	2013	97,879	85,169	Nil	Nil	Nil	183,048
A. Dan Rovig, Chair	2013	166,394	85,169	Nil	Nil	Nil	251,563
Paul B. Sweeney	2013	117,455	85,169	Nil	Nil	Nil	202,624
James S. Voorhees	2013	117,455	85,169	Nil	Nil	Nil	202,624
Kenneth F. Williamson	2013	117,455	85,169	Nil	Nil	Nil	202,624

________________
Notes:

(1)

For purposes of this disclosure, fees that were paid in Canadian dollars were converted at an average rate of 0.9788. The cash retainer was paid quarterly in Canadian dollars, effective after the Company’s annual general meeting. Directors are also reimbursed for their Board-related expenses incurred on our behalf.

(2)

The fair value of the restricted share awards to directors in 2013 was based on C$17.08 and the exchange rate on the grant date of C$0.9973. The grant date fair value of share-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements. In accordance with IFRS accounting requirements, the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

The Vice Chair and Chief Executive Officer does not collect Board fees. No additional fees, including meeting fees, were paid to directors in 2013. Director compensation is subject to review and possible change on an annual basis. Further share option grants for existing Board members are not anticipated in the near future.

Incentive Plan Awards

The following table provides information for the directors of the Company regarding the awards outstanding as at December 31, 2013.

TABLE 2
Name	Option-based Awards			Share-based Awards
	Number of Securities underlying unexercised options (#)	Option Exercise Price (C$)	Option expiration date	Value of un- exercised in- the-money options ($)(1)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market payout value of vested share- based awards not paid out or distributed ($)
Lorne B. Anderson	100,000	6.40	June 10, 2015	1,059,605	Nil	Nil	Nil
John P. Bell	105,000	6.40	June 10, 2015	1,112,586	Nil	Nil	Nil
Tanya M. Jakusconek(2)	45,000	19.74	May 3, 2016	Nil	Nil	Nil	Nil
A. Dan Rovig, Chair	80,000	6.40	June 10, 2015	847,684	Nil	Nil	Nil
Paul B. Sweeney	120,000	6.40	June 10, 2015	1,271,526	Nil	Nil	Nil
James S. Voorhees	120,000	6.40	June 10, 2015	1,271,526	Nil	Nil	Nil
Kenneth F. Williamson	120,000	6.40	June 10, 2015	1,271,526	Nil	Nil	Nil

____________________
Note:

(1)

Value calculated based on the difference between the closing price of the Common Shares on December 31, 2013 (C$17.67) and the option exercise price converted to US dollars at the December 31, 2013 exchange rate of C$1.00 – $0.9402.

(2)	Ms. Jakusconek became a director on May 2, 2011.

2014 Management Information Circular   21

The following table provides information regarding the unexercised awards granted to the non-executive directors of the Company that have vested or have been earned by those directors during the period from January 1, 2013 to December 31, 2013.

TABLE 3
Name	Option-based awards – Value vested during the period ($)(1)	Share-based awards – Value vested during the period ($)(2)	Non-equity incentive plan compensation – Value earned during the period ($)
Lorne B. Anderson	Nil	85,400	Nil
John P. Bell	Nil	85,400	Nil
Tanya M. Jakusconek	Nil	85,400	Nil
A. Dan Rovig, Chair	Nil	85,400	Nil
Paul B. Sweeney	Nil	85,400	Nil
James S. Voorhees	Nil	85,400	Nil
Kenneth F. Williamson	Nil	85,400	Nil

__________
Notes:

(1)

As at December 31, 2013, all option-based awards had vested. Value is calculated based on the difference between the closing price of the Common Shares on May 3, 2013 (C$16.99) and the option exercise price converted to US dollars at the May 3, 2013 exchange rate of C$1.00 – $0.9922.

(2)	For share-based awards, the fair value was based on the C$17.08 market price of the Common Shares and the exchange rate of C$0.9973.

EXECUTIVE COMPENSATION

As used below, “Named Executive Officer” or “NEO” means the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer and each of the three most highly-compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, whose total annual salary and bonus exceeds C$270,000. Effective March 12, 2014, the Company’s Named Executive Officers for 2013 are C. Kevin McArthur, Vice Chair and Chief Executive Officer; Mark Sadler, Vice President and Chief Financial Officer; Ron Clayton, President and Chief Operating Officer; Brian Brodsky, Vice President Exploration; and Edie Hofmeister, Vice President, Corporate Affairs, General Counsel and Corporate Secretary.

Executive Compensation Discussion and Analysis

Our approach to executive compensation is to provide suitable compensation for executives that is equitable and competitive and reflects individual achievement. Our compensation arrangements are designed to attract and retain highly qualified individuals who are able to carry out our business objectives.

One of the Company’s primary objectives is to create long-term shareholder value through consistent outperformance relative to its peers. The compensation program is closely tied to this goal as it is designed to: 1) align the performance objectives of executives with maximizing long-term shareholder value; 2) link the operating and market performance of the company to executive compensation; and 3) provide market competitive pay in order to attract new employees of the highest caliber and retain high-performing executives.

Total compensation for NEOs is set with reference to the Peer Group of companies for similar job descriptions in similar locations. The total compensation target for NEOs is approximately at the 50th percentile of the Peer Group. The four basic components of executive compensation since the Company completed its initial public offering (“IPO”) in June 2010 have been the following:

  fixed salary;

  short-term incentive plan (“STIP”);

  long-term incentive plan (“LTIP”); and

  extended and group benefits.

22     Tahoe Resources Inc.

Benchmarking

Comparative data for the Peer Group were evaluated after being accumulated from a number of external sources.

The Peer Group was selected based on the following section criteria:

Similar Industry– precious metals mining with a silver mining bias	Similar market capitalization within the same industry	Public company in Canada with one mine or an early start-up operation

Elements of Compensation (Base Salary, STIP, LTIP, Extended and Group Benefits)

Base Salary

Base salary forms an essential element of the Company’s compensation mix, as it is the base measure to compare and remain competitive relative to the Peer Group. Base salaries for NEOs were recommended to the Compensation Committee by the President and CEO. The CEO did not make a recommendation with respect to his own salary. The Compensation Committee and the Board approved the salary ranges for the executive officers based on market competition, compensation levels amongst the Peer Group, particular skill sets, and the experience and proven track records of particular individuals. Annual base salary levels are fixed, and they are generally targeted at or below the 50th percentile of the Peer Group. Annual base salary levels are used as the basis to determine other elements of compensation.

Short Term Incentive Plan (“STIP”)

The STIP provides executives and management employees an incentive to achieve annual goals consistent with operating, financial and corporate responsibility measurements that can generally be improved over time. Amounts payable under the STIP are cash based and are linked to safety, project permitting, construction completion, first concentrate shipments and commercial production timelines, underground development goals, silver ounces produced in concentrate, overall corporate performance and individual achievement.

→ 1. corporate safety and performance;
STIP criteria include three general categories:	→ 2. qualitative criteria; and
→ 3. achievement of executive goals.

2014 Management Information Circular    23

2013 STIP CRITERIA

The Compensation Committee has approved STIP measurement criteria for determining 2013 STIP bonus payments scheduled for the first quarter of 2014.

STIP Criteria Category: Corporate Safety and Performance – 2013

A total of 50% of STIP is payable based on the following corporate safety and performance criteria that can range between zero and 150% payout, depending on performance:

10% Safety

Safety component measured against All Occurrences Incident Rate ("IR")

	Award	Incident Rate
	0%	Greater than 3.2
	50%	Between 2.8 and 3.2
	100%	Between 2.1 and 2.8
✓	150%	Less than 2.1

10% Production

Declare commercial production

	Award	Commercial Production Achieved
	0%	After March 1, 2014
	50%	Prior to March 1, 2014
✓	100%	In January, 2014
	150%	Prior to January, 2014

5% Permitting

Government approval and issuance of Escobal exploitation license

	Award	Permit Received
	0%	After June 30, 2013
✓	50%	By end of Q2, 2013
	100%	By end of Q1, 2013

5% Underground

Begin 1215 and 1190 FWL primary development

	Award	First Shipment
	0%	After December 31, 2013
	50%	By end of Q4, 2013
✓	100%	By end of Q3, 2013
	150%	By end of Q2, 2013

5% Construction

Construction completion

	Award	Completed
	0%	After December 31, 2013
✓	50%	By end of Q4, 2013
	100%	By end of Q3, 2013
	150%	By end of Q2, 2013

10% Silver

2013 silver ounces produced in concentrate

	Award	Silver Concentrate
✓	0%	Less than 3 million
	50%	Greater than 3 million and less than 5 million
	100%	Greater than 5 million and less than 6 million
	150%	Greater than 6 million

✓ Indicates level achieved

5% Shipping

First concentrate shipment leaves Escobal

	Award	First Shipment
	0%	After December 31, 2013
✓	50%	By end of Q4, 2013
	100%	By end of Q3, 2013
	150%	By end of Q2, 2013

STIP Criteria Category: Qualitative Criteria – 2013

A total of 25% of 2013 STIP is based on qualitative factors relating to NEO performance at the sole discretion of the Compensation Committee. Other than CEO STIP, NEO qualitative factors are decided in consultation with the CEO.

24     Tahoe Resources Inc.

STIP Criteria Category: Achievement of Executive Goals – 2013

The remaining 25% of 2013 STIP is based on individual performance measured against personal objectives and other criteria at the sole discretion of the Compensation Committee. Individual performance factors for the NEOs are as follows:

  The Chief Executive Officer’s performance factors include leading the organization to meet or exceed expectations and accomplish strategic goals and objectives for the year; advancing the Escobal Project development and the strategic planning process for the Company; effectively representing the Company in relations with relevant stakeholders including employees, investors, the financial community, government and media; and enhancing the Company’s management team.

  The Chief Financial Officer’s performance factors include maintaining the Company’s strong financial position, liquidity and safe investment of cash resources; managing finances as needed; tax planning and controls systems in North America and in Guatemala; managing a growing finance and accounting function commensurate with the Company’s growth; accurate and timely reporting of financial results; and the development and monitoring of an effective metal sales program.

  The Chief Operations Officer’s performance factors include enhancing the depth and accuracy of the Company’s budgeting and planning process; timely completion of resource calculations and feasibility studies for new projects; meeting or exceeding forecasts for acquiring permits and developing the Escobal Project; assisting with investor relations meetings and conferences; recruiting, retaining and developing the operations team; and continuously monitoring and improving safety, community relations and environmental performance at operations.

  The Vice President of Exploration’s performance factors include leading the exploration department and meeting or exceeding drilling goals; maintaining concession titles, moving new targets into exploration concession status and staking new concessions where appropriate; growing and increasing confidence in the Escobal Project resource; completing initial drill programs in at least three new target areas in the general Escobal district; recruiting, retaining and developing the exploration team; and continuously monitoring and improving safety, community relations and environmental performance at exploration operations.

  The Vice President and General Counsel’s performance factors include leading the legal department and meeting all filing deadlines in conjunction with efforts from the CFO’s office; maintaining full regulatory compliance in multiple jurisdictions; aiding with the maintenance of concession titles; maintaining accurate and timely shareholder records; corporate governance; government affairs; maintenance of corporate books and records; overseeing all legal affairs of the Company; and supervising corporate social responsibility policies, procedures and programs.

STIP Bonus Payment Awards

The following table reflects the STIP bonus payment awards in 2011, 2012 and 2013. The 2011 bonuses were based 50% on corporate performance and 50% on individual performance.

TABLE 4
NEO Name and Principal Position	Year	Base Salary ($)	Target as % Salary	STIP Bonus ($)
C. Kevin McArthur, CEO	2013	350,000	150%	525,000
	2012	330,750	150%	375,000
	2011	315,000	150%	378,000
Mark Sadler, CFO	2013	220,000	80%	180,000
	2012	160,000	80%	120,000
Ron Clayton, President & COO	2013	320,000	100%	320,000
	2012	289,800	100%	225,000
	2011	252,000	80%	162,280
Brian Brodsky, VP Exploration	2013	220,000	80%	180,000
	2012	198,450	80%	120,000
	2011	189,000	80%	120,960
Edie Hofmeister, VP, General Counsel and Corporate Secretary	2013	200,000	80%	180,000
	2012	157,500	60%	75,000
	2011	150,000	60%	72,000

2014 Management Information Circular    25

2014 STIP CRITERIA

The Compensation Committee has approved STIP measurement criteria for determining 2014 STIP bonus payments scheduled for the first quarter of 2015.

STIP Criteria Category: Corporate Safety and Performance – 2014

A total of 50% of STIP is payable based on the following corporate safety and performance criteria that can range between zero and 150% payout, depending on performance:

10% Capital Costs

2014 Capital Costs

Award	Silver Concentrate
0%	Greater than $40 million
50%	Between $35 and 40 million
100%	Less than $35 million and 8500 meters of horizontal waste development is completed

10% Cash Cost per Silver Ounce

2014 Total Cash Cost per Silver Ounce (Net of Byproduct Credits)

Award	Silver Concentrate
0%	Greater than $6.25
100%	Between $5.65 and $6.25
150%	Less than $5.65

10% Silver

2014 silver ounces produced in concentrate

Award	Silver Concentrate
0%	Less than 15 million
50%	Between 15 million and 18 million
100%	Between 18 million and 21 million
150%	Greater than 21 million

5% Safety

Safety component measured against All Occurrences Incident Rate ("IR")

Award	Incident Rate
0%	Greater than 3.2 or a work-related fatality at Escobal
50%	Between 2.8 and 3.2
100%	Between 2.1 and 2.8
150%	Less than 2.1

5% Feasibility Study

Completion of 4500 tpd feasibility study

Award	Completed
0%	Not completed by December 31, 2014
50%	By end of Q4, 2014
100%	By end of Q3, 2014

5% Waste Development

Escobal Horizontal Waste Development

Award	Development
0%	Less than 7500 meters
50%	Between 7500 metres and 8500 metres
100%	Between 8500 metres and 10,500 metres
150%	Greater than 10,500 metres and 20 moz silver con.

5% Power Line

Approval for construction of power line to Escobal Mine in 2014

Award	Approval
0%	Not received
100%	Received by end of Q4, 2014

5% Paste Plant Project

Completion of paste plant re-engineering project

Award	Completion
0%	Facility is not operational by October 1, 2014
100%	Facility is operational prior to October 1, 2014

5% Debt Repayment

Short-term debt repayment

Award	Repayment
0%	Not repaid by September 30, 2014
100%	Repaid prior to July 1, 2014

STIP Criteria Category: Qualitative Criteria – 2014

A total of 25% of 2014 STIP is based on qualitative factors relating to NEO performance at the sole discretion of the Compensation Committee. Other than CEO STIP, NEO qualitative factors are decided in consultation with the CEO.

26     Tahoe Resources Inc.

STIP Criteria Category: Achievement of Executive Goals – 2014

The remaining 25% of 2014 STIP is based on individual performance measured against personal objectives and other criteria at the sole discretion of the Compensation Committee. Individual performance factors for the NEOs are the same as those for 2013 which are identified above.

Long Term Incentive Plan (“LTIP”)

The Company’s compensation arrangement includes LTIP share options and share awards. Share option and share award compensation is designed to align the interests of executive officers with the longer-term interests of the shareholders. LTIP awards to NEOs were recommended to the Compensation Committee by the CEO. The CEO did not make a recommendation with respect to his own LTIP award. The Compensation Committee and the Board approved the LTIP awards for the executive officers based on market competition, compensation levels amongst the Peer Group, particular skill sets, and the experience and proven track records of particular individuals. LTIP targets are generally set to bring total compensation to approximately the 50th percentile of the Peer Group. See “Securities Authorized for Issuance Under Equity Compensation Plans” for additional information on our Share Option and Incentive Share Plan, and the process used to grant share options and share awards.

The following table lists the number of Deferred Share Awards issued and the value of such awards at the time of grant.

TABLE 5
NEO Name and Principal Position	Year	Share-Based Awards ($)(1)	Value ($)
C. Kevin McArthur, CEO	2013	Nil	Nil
	2012	80,000	1,748,275
	2011	45,000	810,745
Mark Sadler, CFO(3)	2013	15,000	237,919
	2012	12,000	262,241
	2011	Nil	Nil
Ron Clayton, President and COO	2013	Nil	Nil
	2012	30,000	655,603
	2011	15,000	270,248
Brian Brodsky, VP Exploration	2013	Nil	Nil
	2012	15,000	327,802
	2011	15,000	270,248
Edie Hofmeister, VP, Corporate Secretary and General Counsel	2013	Nil	Nil
	2012	12,000	262,241
	2011	9,000	162,149

_________
Notes:

(1)

The value for 2013, 2012, and 2011 Deferred Share Award grants was calculated using a grant share price of C$16.34 per share and exchange rate of C$1.00 – $.9707, grant share price of C$21.68 per share and exchange rate of C$1.00 – $0.1.0080, and grant share price of C$17.56 per share and exchange rate of C$1.00 – $1.0260, respectively.

(2)	Deferred Share Awards were granted on March 8, 2012 and March 12, 2014 and vest one-third on the first, second and third anniversary dates of the applicable grant date for each award.
(3)

The Compensation Committee and Board approved a one-time grant of DSAs to Mr. Sadler in March 2013 at the time he was appointed CFO. The award vests in three tranches: one-third at the time of grant; one-third on the first anniversary; and one-third on the second anniversary of the grant date.

2014 Management Information Circular    27

The executive team was granted share-based option awards, on March 3, 2011 and on March 7, 2013. Such awards were designed to retain high quality executives and to align their interests with those of the shareholders. The value of these share-based awards and option-based awards are reflected in the compensation tables below. Depending on the future development of the Company and other factors that may be considered relevant, the Compensation Committee and the Board from time to time may decide to emphasize increased base salaries and rely less on share options or other incentives.

TABLE 6
NEO Name and Principal Position	Year	Options (1)(2)(3)	Value (1)(2)(3) ($)
C. Kevin McArthur, CEO	2013	120,000	711,717
	2012	Nil	Nil
	2011	45,000	447,387
Mark Sadler, CFO(3)	2013	60,000	355,859
	2012	45,000	482,630
	2011	Nil	Nil
Ron Clayton, President and COO	2013	90,000	533,788
	2012	Nil	Nil
	2011	30,000	298,258
Brian Brodsky, VP Exploration	2013	60,000	355,859
	2012	Nil	Nil
	2011	30,000	298,258
Edie Hofmeister, VP, Corporate Secretary and General Counsel	2013	30,000	177,929
	2012	Nil	Nil
	2011	24,000	238,607

_________
Notes:

(1)

Options granted on March 12, 2014 are valued at C$9.69 using the Black Scholes model, with the exercise price of C$17.56 per share, an expected term of five years, volatility of 60% and an exchange rate of C$1.00 – $1.0260. The options vest over three years in three equal tranches beginning on the first year anniversary of the grant date.

(2)

Options granted on March 7, 2013 are valued at C$6.11 using the Black Scholes model, with the exercise price of C$16.34 per share, an expected term of four years, volatility of 49% and an exchange rate of C$1.00 – $0.9707. The options vest over three years in three equal tranches beginning on the first year anniversary of the grant date.

(3)

Options granted on March 8, 2012 are valued at C$10.64 using the Black Scholes model, with the exercise price of C$21.68 per share, an expected term of five years, volatility of 55% and an exchange rate of C$1.00 – $1.0080. The options vest over three years in three equal tranches beginning on the first year anniversary of the grant date.

Extended and Group Benefits

The Company offers health benefits, life insurance, disability insurance and a 401(k) program for US employees. Such benefits are designed to be competitive with equivalent positions in comparable Canadian and United States organizations. Pensions are not provided.

28     Tahoe Resources Inc.

Performance Graph

The following graph compares the monthly percentage change in the Company’s cumulative total shareholder return on its Common Shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index from the completion of the Company’s IPO on June 8, 2010 to December 31, 2013.

Since the IPO on June 8, 2010, the Company provided significant shareholder value with a 195% increase in share price. Notably, the Company’s market capitalization increased during that time to approximately C$2.6 billion, representing more than a C$1.8 billion increase over a forty-three month period.

The Company’s approach to compensation is closely tied to its goal of creating long-term shareholder value through consistent outperformance relative to its peers. The Company believes that its executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders. The Company completed its IPO and its common shares commenced trading on the TSX in June 2010, and thus its common shares have a limited trading history. The Company's management team, including the NEOs, are compensated on the basis of metrics that the Company considers to be fundamental, namely the development and construction of Escobal Project and bringing it into production, instead of on factors tied to the performance of the Company’s shares in the market. Overall, however, the percentage increase in the trading price is significantly greater than the percentage increase of the NEOs’ compensation during the same period.

During 2013, silver prices decreased 38.9% and the Company’s share price decreased by 2.9%. The trend in the Company’s compensation to executive officers over the same period reflects the same trend as NEO total compensation is generally lower for 2013 as compared to 2012.

Executive Management Succession Plan

The Company has a succession plan for its executive team. The CEO updated the succession plan in 2013 and reviewed it with the Compensation Committee, which in turn presented it to the entire Board in executive session. The Plan includes a succession strategy for each of the CEO’s direct reports as well as other key positions in the Company.

The Board is responsible for:

  ensuring there is an orderly succession plan for the position of CEO;

  reviewing and approving the succession planning for each of the CEO’s direct reports;

  ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the CEO or any of his direct reports;

  ensuring that the CEO has a succession planning process in place for other members of senior management in key positions.

The Board took steps in 2010, 2011, 2012 and 2013 to meet with the executive team and employees who have been identified as potential executives. These steps included participation in informal gatherings surrounding regularly scheduled Board meetings, formal and informal presentations during Board meetings and project tours in 2010, 2012 and 2013 that included the management teams from Tahoe and Minera San Rafael and 100% Board participation.

2014 Management Information Circular   29

Summary Compensation Table

The following table provides information regarding compensation for the years ended December 31, 2013, 2012, and 2011, paid to or earned by the individuals who served as NEOs of the Company during such period.

TABLE 7
NEO Name and Principal Position	Year	Salary ($)(1)	Share- Based Awards ($)(2)	Annual Based Awards ($)(3)	Non-Equity Incentive Plan Compensation		All Other Compensation(4) ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plans
C. Kev in McArthur, CEO	2013	345,187	Nil	711,717	525,000	Nil	Nil	1,581,904
	2012	330,750	1,748,275	Nil	375,000	Nil	Nil	2,454,025
	2011	311,250	810,745	447,387	378,000	Nil	Nil	1,947,382
Mark Sadler, CFO(5)	2013	208,736	237,919	355,859	180,000	Nil	42,858	1,025,371
	2012	160,000	262,241	482,630	120,000	Nil	26,860	1,051,732
Ron Clayton, President and COO	2013	312,450	Nil	533,788	320,000	Nil	33,144	1,199,382
	2012	289,800	655,603	Nil	225,000	Nil	34,355	1,204,758
	2011	249,000	270,248	298,258	162,280	Nil	37,293	1,017,079
Brian Brodsky, VP Exploration	2013	214,612	Nil	355,859	180,000	Nil	37,936	788,406
	2012	198,450	327,802	Nil	120,000	Nil	39,354	685,606
	2011	186,750	270,248	298,258	120,960	Nil	42,293	918,509
Edie Hofmeister, VP, General Counsel, and Corporate Secretary	2013	187,291	Nil	177,929	180,000	Nil	22,281	567,501
	2012	157,500	262,241	Nil	75,000	Nil	17,727	512,468
	2011	143,750	162,149	238,607	72,000	Nil	13,849	630,355

____________________
Notes:

(1)

Amounts disclosed for 2011 reflect a compensation adjustment effective March 2, 2011, the date the Board of Directors approved executive salaries for 2011. During 2012 annual salaries for McArthur, Clayton, Brodsky and Hofmeister were $330,750, $289,800, $198,450 and $157,500, respectively. Amounts disclosed for 2012 reflect a compensation adjustment effective April 1, 2012, the date the Board of Directors set when it approved executive salaries for 2012. During 2013 annual salaries for McArthur, Sadler, Clayton, Brodsky and Hofmeister were $350,000, $320,000, $220,000 and $200,000, respectively. With the exceptions of Ms. Hofmeister whose adjusted compensation was effective May 1, 2013 and Mr. Sadler whose adjusted compensation was effective March 8, 2013, amounts disclosed for 2013 reflect a compensation adjustment effective April 1, 2013, the date the Board of Directors set when it approved executive salaries for 2013.

(2)

For share-based awards, the fair value was based on the market price of the Common Shares and the exchange rate on the grant date. The grant date fair value of share-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(3)

Represents the grant date fair value for option-based awards. Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes model using the assumptions described in the table under “Share Option Values and Assumptions” below. (Option-based awards were converted from Canadian dollars to US dollars at the prevailing rate on the date on which the awards were granted.) The grant date fair value of option-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms. See Table 7 for option values and assumptions.

(4)	“All other compensation” includes health benefits, life insurance, disability insurance and a 401(k) program for participating employees.
(5)	Mr. Sadler was appointed CFO of the Company on March 8, 2013. Prior to such appointment, Mr. Sadler served as the Vice President of Metal Sales and Concentrate Marketing since February 27, 2012.

30      Tahoe Resources Inc.

Share Option Values and Assumptions

The following table describes the assumptions and calculations used in the Black-Scholes models for the grant date fair value and the accounting fair value of option-based awards.

TABLE 8
NEO Name and Principal Position	Grant Dates
	Mar-13	Mar-12	Mar-11
Share price at grant date in CAD	C$16.46	Nil	C$18.43
Exercise price in CAD	C$16.34	Nil	C$17.56
Expected volatility (weighted average volatility)	49%	Nil	60%
Option life (expected weighted average life)	3.6	Nil	5
Expected dividends	-	Nil	-
Risk-free interest rate (based on gov’t. bonds)	1.21%	Nil	1.39%
Resulting fair value at grant date in CAD	C$6.11	Nil	C$9.69
Exchange Rate for US$1.00	C$.9707	Nil	C$1.0260

Incentive Plan Awards

The following table provides for the Named Executive Officers information regarding the awards outstanding as at December 31, 2013.

TABLE 9
	Option-based Awards				Share-based Awards
NEO Name and Principal Position	Number of Securities underlying unexercised options (#)	Option Exercise Price (C$)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($) (2)	Market or payout value of vested share-based awards not paid out or distributed ($)
C. Kevin McArthur, CEO	120,000	16.34	7-Mar-18	150,056	Nil	Nil	Nil
	Nil	Nil	Nil	Nil	30,000	498,400	Nil
	45,000	17.56	3-Mar-16	4,654	30,000	498,400	Nil
	120,000	6.4	10-Jun-15	1,271,526	10,000	166,133	Nil
Mark Sadler, CFO	60,000	16.34	7-Mar-18	75,028	10,000	166,133	Nil
	45,000	21.68	8-Mar-17	Nil	8,000	132,907	Nil
Ron Clayton, President and COO	90,000	16.34	7-Mar-18	112,542	Nil	Nil	Nil
	Nil	Nil	Nil	Nil	12,000	199,360	Nil
	30,000	17.56	3-Mar-16	3,103	10,000	166,133	Nil
	60,000	11.15	10-Nov -15	367,806	Nil	Nil	Nil
	125,611	6.4	10-Jun-15	1,330,981	5,000	83,067	Nil
Brian Brodsky, VP Exploration	60,000	16.34	7-Mar-18	75,028	Nil	Nil	Nil
	Nil	Nil	Nil	Nil	12,000	199,360	Nil
	30,000	17.56	3-Mar-16	3,103	10,000	166,133	Nil
	130,611	6.4	10-Jun-15	1,383,961	5,000	83,067	Nil
Edie Hofmeister, VP, Corporate Secretary and General Counsel	30,000	16.34	7-Mar-18	37,514	Nil	Nil	Nil
	Nil	Nil	Nil	Nil	149,000	2,475,387	Nil
	24,000	17.56	3-Mar-16	2,482	6,000	99,680	Nil
	41,337	6.4	10-Jun-15	438,009	3,000	49,840	Nil

__________
Notes:

(1)

Value calculated based on the difference between the closing price of the Common Shares on December 30, 2011 (C$17.68) and the option exercise price converted to US dollars at the December 30, 2011 exchange rate of C$1.00 – $0.9833.

(2)	Value calculated based on the closing price of the Common Shares on December 30, 2012 (C$18.20) converted to US dollars at the December 30, 2012 exchange rate of C$1.00 – $1.0051.

2014 Management Information Circular    31

The following table provides information regarding the awards granted to the Named Executive Officers of the Company that have vested or have been earned by the Named Executive Officers during the current period.

TABLE 10
NEO Name and Principal Position	Option-based awards-Value vested during the year ($) (1)	Share-based awards- Value vested during the Year ($)	Non Equity Incentive plan compensation- Value earned during the year
C. Kevin McArthur, CEO	Nil	$ 810,085	$ 525,000
Mark Sadler, CFO	Nil	$ 145,613	$ 180,000
Ron Clayton, President and COO	Nil	$ 312,596	$ 320,000
Brian Brodsky, VP Exploration	Nil	$ 230,441	$ 180,000
Edie Hofmeister, VP, Corporate Secretary	Nil	$ 154,696	$ 180,000

_________
Notes:

(1)

This figure represents the aggregate dollar value that would have been realized if options that vested during 2013 had been exercised on the applicable vesting date. This figure is calculated using the difference between (i) the exercise price for the vested option, and (ii) the market price of the Company’s Common Shares on the vesting date. Where the exercise price for a vested option exceeds the market price of the Company’s Common Shares on the applicable vesting date (an out-of-the-money option), a nil value is recorded. In 2013, the following options vested and were considered “out-of-the-money options” for the purposes of this table: (i) McArthur, 15,000 options, (ii) Sadler, 15,000 options, (iii) Clayton, 10,000 options, (iv) Brodsky, 10,000 options, and (v) Hofmeister, 8,000 options.

Share Ownership by Executives

All NEOs are required to hold a significant equity interest in the Company to align their long-term interests with those of the shareholders. NEOs with the titles of CEO, CFO, COO, Senior VP and VP of Exploration are required to own shares having a total acquisition cost or value of at least half of the NEO’s base salary. This requirement must be attained two years from the date of hire or election to the position of Executive Officer (June 10, 2010 in all cases to-date) and must be maintained throughout the NEO’s tenure at the Company. The calculations to monitor compliance with this requirement are made as of December 31 of each year. Since the Company completed its IPO in 2010, the NEOs had until December 31, 2012 to meet this requirement. All NEOs have attained the minimum share ownership under this policy.

Termination of Employment, Changes in Responsibility and Employment Contracts

We have entered into employment agreements with all of our executive officers at or after June 8, 2010. The terms of those agreements provide for compensation as to salary, bonus, share options and share awards, as well as for payment or benefit in the event of termination of employment, change of control of the Company or change in the officer’s responsibilities after a change of control of the Company. All such employment agreements were reviewed by the Compensation Committee and approved by the Board prior to execution by the Company.

The employment agreements provide that upon termination without cause, the executive officer will be entitled to the following: (i) twelve months base salary; (ii) accrued but unused paid time off as of the date of termination; (iii) any stock grants or options that were conferred by the Company to the executive which shall vest at the date of termination and shall remain exercisable until the earlier of (A) the termination date of such grant or option or (B) the date which is 12 months from the date of such termination; and (iv) continuation of health benefits until the first anniversary of the termination date.

The employment agreements also provide that, if within twelve months of a “change of control”, the executive officer is terminated for any reason other than just cause, or a “triggering event” occurs and the executive officer elects to terminate his or her employment agreement, the executive officer is entitled to the following: (i) two times the annualized compensation (including bonus) in effect on the termination date, (ii) accrued but unused paid time off as of the date of termination; (iii) any stock grants or options vested on or before the date of termination that were conferred by the Company to the executive which shall vest at the date of termination and shall remain exercisable until the earlier of (A) the termination date of such grant or option or (B) the date which is 12 months from the date of such termination; (iv) continuation of health benefits for 18 months after the termination date; and (v) if any of the foregoing payments are subject to excise tax, the executive officer is entitled to a gross-up payment to compensate for such tax payable.

32     Tahoe Resources Inc.

Under the employment agreements, “change of control” means the occurrence of any one of the following events: (i) a change in the composition of the Board resulting in less than 50% of the Board being composed of either (A) individuals who were directors of the Company as of the date of the applicable employment agreement, or (B) individuals who become directors of the Company after the date of the applicable employment agreement with the agreement of at least a majority of the directors who are directors at the date of such individual’s election or appointment; (ii) any acquiror acquiring voting securities of the Company which would entitle the acquiror to cast 42% or more of the votes attached to all of the Company’s outstanding voting securities, and shareholders having approved all necessary resolutions required to permit such acquisition of voting securities; or (iii) the Company disposing of more than 50% of its consolidated assets generating more than 50% of the Company’s consolidated operating income or cash flow, and shareholders having approved all necessary resolutions required to permit such disposition of assets.

Under the employment agreements, “triggering event” means any of the following: (i) a material diminution in the authority, duties, or responsibilities of the executive officer or of the individual to whom the executive officer is required to report; (ii) a material diminution in the executive officer’s base salary; (iii) a material diminution in the budget over which the executive officer retains authority; (iv) a material change in the geographic location at which the executive officer is regularly required to carry out the terms of employment with the Company; or (v) any other action or inaction by the Company that constitutes a material breach of the employment agreement.

The following table is a summary of the payments owing to the NEO upon termination without cause and termination upon change of control in 2013.

TABLE 11
Named Executive Officer		Termination Without Cause(1)	Termination Upon Change of Control(1)
C. Kevin McArthur, CEO	Severance Period	one year	two years
	Severance Payment	$350,000	$700,000
	Severance Bonus	-	$1,050,000
	Unvested Stock Options	$151,607	$151,607
	Unvested Share Awards	$1,135,256	$1,135,256
	Benefits(2)	Nil	Nil
Ron Clayton, President and COO	Severance Period	one year	two years
	Severance Payment	$320,000	$640,000
	Severance Bonus	-	$512,000
	Unvested Stock Options	$113,576	$113,576
	Unvested Share Awards	$415,333	$415,333
	Benefits(2)	$33,144	$49,716
Mark Sadler, CFO	Severance Period	one year	two years
	Severance Payment	$220,000	$440,000
	Severance Bonus	-	$352,000
	Unvested Stock Options	$75,028	$75,028
	Unvested Share Awards	$299,040	$299,040
	Benefits(2)	$42,858	$64,286
Brian Brodsky, VP Exploration	Severance Period	one year	two years
	Severance Payment	$220,000	$440,000
	Severance Bonus	-	$352,000
	Unvested Stock Options	$76,062	$76,062
	Unvested Share Awards	$249,200	$249,200
	Benefits(2)	$37,936	$56,904
Edie Hofmeister, Corporate Secretary and General Counsel	Severance Period	one year	two years
	Severance Payment	$200,000	$400,000
	Severance Bonus	-	$160,000
	Unvested Stock Options	$38,341	$38,341
	Unvested Share Awards	$182,747	$182,747
	Benefits(2)	$22,281	$33,421

Notes:

(1)	Value calculated based on a triggering event date of December 31, 2013, with a share value of C$17.67 and an exchange rate of C$0.9402
(2)

Group health and medical coverage continues for up to 12 months in the event an employee is terminated without cause and for up to 18 months if the employee is terminated upon a change of control as defined in the employment agreements.

2014 Management Information Circular    33

CORPORATE GOVERNANCE

The Board is responsible for supervising the management of the business and affairs of the Company. The Board’s primary roles are overseeing corporate performance and appointing or overseeing the appointment and the continuity of management with the quality and depth of expertise to meet the Company’s strategic objectives. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management.

The directors are kept informed of the Company’s operations at meetings of the Board and its committees and through reports and analyses provided by management. The Board meets on a quarterly, regularly scheduled basis and more frequently as required. Since January 1, 2013, the Board formally met five times.

Since January 1, 2013, the Board formally met five times.

The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. For a discussion on this matter, refer to the Company’s Annual Report on Form 40-F filed with the SEC on March 12, 2014.

BOARD MANDATE

The Board has responsibility for the stewardship of the Company and has adopted a formal mandate setting out the Board’s stewardship responsibilities, including the Board’s responsibilities for the appointment of management, how the Board is managed, strategic planning, monitoring of financial performance, financial reporting, risk management and oversight of the Company’s policies and procedures, communications, reporting and compliance. The full text of the Board’s written mandate is attached as Appendix A to this Information Circular and is available on the Company’s website at www.tahoeresourcesinc.com.

MAJORITY VOTE POLICY

The Board has adopted a majority voting policy relating to the election of directors. Pursuant to this policy, any nominee for director of the Company who, in an uncontested election, has greater than 50% of the votes represented by proxies validly deposited prior to a shareholders meeting at which directors are to be elected withheld from his or her election, will promptly submit his or her resignation to the Board for consideration following the meeting. Such proposed resignations will be considered by directors other than the individual who submitted a resignation, and such directors may choose to accept or reject the resignation. The Company will issue a press release within 90 days following the date of the meeting disclosing if the directors accepted or rejected the resignation, and if the proposed resignation was rejected, the reasons therefor.

DIRECTOR INDEPENDENCE

As required by the Company’s Corporate Governance Guidelines, a majority of the members of the Board (including A. Dan Rovig, the Chair of the Board) are independent directors, and thus the Board is able to act independently from management. The Board is currently comprised of eight persons, of whom seven are independent directors. The Board is responsible for determining whether or not each director is an independent director. In so doing, the Board analyzes all relationships of the directors with the Company and its subsidiaries. Directors are considered to be independent if they have neither direct nor indirect material relationships with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Company’s Corporate Governance Guidelines encourage the independent directors to meet in conjunction with every regular meeting of the Board. In order to facilitate open and candid discussion among its independent directors, from time to time as circumstances dictate, the non-independent directors and any representatives of management in attendance at a meeting of the Board will be excused. Since January 1, 2013 the directors of the Company held five in-camera sessions at which only the directors were in attendance. In that same period the Board held five in-camera sessions at which only independent directors were in attendance.

34      Tahoe Resources Inc.

The following table outlines the Company’s independent and non-independent directors, and the basis for a determination that a director is non-independent.

TABLE 13
Name	Independent	Non- Independent	Reason for non-independence
A. Dan Rovig	✓
C. Kevin McArthur		✓	Vice Chair and Chief Executive Officer of the Company
Lorne B. Anderson	✓
Paul B. Sweeney	✓
James S. Voorhees	✓
John P. Bell	✓
Kenneth F. Williamson	✓
Tanya M. Jakusconek	✓

INDEPENDENCE OF THE CHAIR OF THE BOARD OF DIRECTORS

The Chair of the Board shall, unless otherwise determined by the Board, be an independent director who is elected by the Board. The prime responsibility of the Chair of the Board is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervision of management of the Company. Critical to meeting this accountability is the relationship between the Board, management, shareholders and other stakeholders. The Chair, as the presiding member, must oversee that these relationships are effective, efficient and further the best interests of the Company.

SERVICE ON OTHER BOARDS AND DIRECTOR INTERLOCKS

The Company recognizes that its directors benefit from service on boards of other companies, so long as such service does not significantly conflict with the interests of the Company. The Corporate Governance Committee is obligated to evaluate the nature of and time involved in a director’s service on other boards in determining the suitability of individual directors for election (or re-election).

The Company’s significant shareholder, Goldcorp, holds approximately 40% of the Company’s outstanding shares. Pursuant to the terms of the Amended and Restated Shareholders’ Agreement, Goldcorp is currently entitled to have three nominees appointed to the Company’s Board, and those nominees are Messrs. Rovig, Williamson and Bell. These three directors are said to each represent an “interlock”, which occurs when two of the Company’s directors also serve together on the board of another public company. These three interlocks are referred to as the “Goldcorp Interlocks”. While the Company recognizes the benefit from service on boards of other companies, it has implemented a policy that requires that any additional director interlocks be pre-approved by the Corporate Governance and Nominating Committee, and in no case will more than one interlock, in addition to the Goldcorp Interlocks, be permitted at any given time. As of the date of this Management Information Circular, the only interlocks involving directors of the Company are the Goldcorp Interlocks. As of the date of this Management Information Circular, all public company directorships among the Board members, including interlocking public company directorships, are listed in the table below.

TABLE 14
Director	Name and Reporting Issuers
John P. Bell	Goldcorp (interlocking with Rovig, Williamson)
C. Kevin McArthur	Royal Gold, Inc.
A. Dan Rovig	Goldcorp (interlocking with Bell, Williamson)
Paul B. Sweeney	Mongolia Growth Group Ltd.
James S. Voorhees	Cloud Peak Energy
Kenneth F. Williamson	Goldcorp (interlocking with Rovig, Bell) and UraniumOne Inc.

2014 Management Information Circular    35

BOARD COMMITTEES

The following table sets out current committee members (✓ Member, ✱ Committee Chair):

TABLE 15
Name	Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee	Health, Safety, Environment & Community Committee
Lorne B. Anderson	✓	✱
John P. Bell		✓		✓
Tanya M. Jakusconek			✓	✓
A. Dan Rovig[1]
Paul B. Sweeney[2]	✱		✓
James S. Voorhees		✓		✱
Kenneth F. Williamson	✓		✱

Audit Committee

The Audit Committee is currently comprised of three directors (Paul B. Sweeney, Lorne B. Anderson and Kenneth F. Williamson) all of whom are independent directors. The Audit Committee has been established to fulfill applicable reporting issuer obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting. The Company requires the external auditor to report directly to the Committee. The Audit Committee’s responsibilities include, but are not limited to, overseeing the integrity of the Company’s financial statements and financial reporting process, monitoring the audit process and the Company’s internal accounting controls and procedures, ensuring compliance with related legal and regulatory requirements, overseeing the qualifications and independence of the external auditors, overseeing the work of the Company’s financial management and external auditors in these areas, and providing an open avenue of communication between the external auditors, the Board and senior officers. If a Committee member serves on the audit committees of more than four reporting issuers or public corporations, including the Company, the Board must determine that such service does not impair the ability of the member to effectively serve on the Committee and disclose such determination in the annual proxy circular. No member of the Company’s Audit Committee sits on more than four Audit Committees.

See “Information Concerning the Company’s Audit Committee and External Auditor” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2013 (available at www.sedar.com) for more information concerning the Audit Committee and its members, including the Audit Committee charter which is attached as Appendix A to the AIF.

The Audit Committee held four formal meetings during 2013.

Compensation Committee

The Compensation Committee, comprised entirely of independent directors (Paul B. Sweeney, Tanya M. Jakusconek and Kenneth F. Williamson) determines the compensation for the Company’s directors and executive officers. Messrs. Sweeney and Williamson have direct experience relevant to executive compensation responsibilities. At various times since 2009, Mr. Sweeney has served on the Compensation Committees of three public companies: Polaris Minerals, Magma Energy, and Pan American Silver. At various times since 2004, Mr. Williamson has served on the Compensation Committees of four public companies: Glamis Gold, Goldcorp, Quadra FNX and Uranium One.

The Committee has the skills and experience that permit it to make decisions on the suitability and ethicality of the Company’s compensation policies and practices. In addition, two of its members have experience over many years in administering appropriate levels and forms of executive compensation, identifying related performance conditions and requirements, and implementing associated governance and shareholder requirements. The Committee draws on its expertise in balancing the Company’s need to retain and motivate the best available talent with shareholder, regulatory, and public concerns over executive pay. The Committee has a proven ability to work effectively with the CEO in setting appropriate levels of executive compensation.

The Compensation Committee’s responsibilities, powers and operations include, but are not limited to, reviewing the compensation paid to the Company’s directors, reviewing the performance and compensation paid to the Company’s executive officers, making recommendations on compensation to the Board and overseeing the compensation and incentive plans of the Company. In regards to the process followed by the Compensation Committee in determining compensation, the Compensation Committee reviews (and if required revise) the position description of the Chief Executive Officers determines annual performance goals and criteria for the Chief Executive Officer, and reviews the Chief Executive Officer’s evaluation of the performance of the other senior officers of the Company and the Chief Executive Officer’s recommendations with respect to the amount of compensation to be provided to the senior officers.

___________________________________________________________
1 Chair of the Board of Directors
2 Designated Financial Expert

36     Tahoe Resources Inc.

The Compensation Committee also reviews and assesses the compensation package of the Chief Executive Officer

The Compensation Committee held three formal meetings during 2013.

and the senior officers. In conducting such review, the Compensation Committee considers, among other things, the compensation packages for the prior year, the Compensation Committee’s evaluation of individual performance, the Company’s performance and relative shareholder return, the competitiveness of the compensation package, and the awards given in previous years. No member of the Compensation Committee serves as CEO of another Company.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (“Governance Committee”) is currently comprised of three directors (Lorne B. Anderson, James S. Voorhees and John P. Bell) all of whom are independent directors. Mr. Anderson is the Chair of this Committee. The Governance Committee has responsibility for corporate governance matters, Board composition, performance evaluations, and nominations.

In its oversight of corporate governance, the Governance Committee is responsible for, among other things, developing and recommending to the Board the Company’s approach to corporate governance, reviewing and revising corporate governance guidelines, monitoring and assessing the relationship between the Board and management and recommending changes where necessary to ensure independence of the Board, overseeing orientation and education opportunities for directors, evaluating the effectiveness of the Board, the performance of the Chair of the Board and Chairs of committees and the performance of individual directors, recommending appointments to Committees, reviewing the charters of Committees, and reviewing and approving disclosure of the Company’s corporate governance practices annually.

The Corporate Governance and Nominating Committee held two formal meetings during 2013.

With respect to Board composition, the Governance Committee is responsible for, among other things, evaluating and making recommendations with respect to the size of the Board and identifying and recommending individuals as nominees for positions on the Board. The Committees maintain an “ever-green” list of suitable director candidates. The Committee, subject to approval by the full Board, establishes and reviews criteria and personal qualifications to be used in making selections of candidates to the Board. Such criteria and qualifications includes business and financial experience and acumen, integrity, willingness to devote the necessary time and energy to fulfill the duties and responsibilities of a director, independence, the current matrix of director talent and qualifications on the Board and such other criteria and specific qualifications to fit the needs of the Board as the Committee determines to be appropriate under the circumstances. The Governance Committee is also responsible for making an annual assessment and to report to the Board its evaluation of the overall performance and effectiveness of the Board and each Committee, the Chair, each Committee chair and each director. Since December 31, 2010 Board members have participated in four annual Board and Committee evaluations which were administered by the Governance Committee. In each case, the Governance Committee analyzed evaluation results and concluded that each Committee and the full Board were functioning satisfactorily (see “Assessments” below). Full reports were made to the Board regarding evaluation results.

Health Safety, Environment and Community Committee

The HSE&C Committee is composed of three directors (James S. Voorhees, John P. Bell and Tanya M. Jakusconek) all of whom are independent directors. Mr. Voorhees is the Chair of the Committee.

The Health, Safety, Environment and Community Committee held three formal meetings during 2013.

The HSE&C Committee is responsible for establishing and reviewing our health, safety and environmental policies, monitoring effectiveness of, and compliance with, such policies, and receiving audit results and reports from management regarding environmental, health and safety performance.

DIRECTOR ATTENDANCE

The Board meets on a quarterly and as-needed basis. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee chair. The Company also expects each director to attend the annual meeting of the Company’s shareholders. The Company’s annual meeting of shareholders is scheduled for May 8, 2014.

The following table provides details regarding director attendance at Board and committee meetings held during 2013. The table only shows attendance for committee members, although all directors are encouraged to participate and frequently attend meetings of committees of which they are not members.

2014 Management Information Circular    37

TABLE 16
Director	Board (5 Meetings)		Audit Committee (5 meetings)		Compensation Committee (4 meetings)		Corporate Governance & Nominating Committee (2 meetings)		Health, Safety, Environment & Community Committee (3 meeting)
	Number	%	Number	%	Number	%	Number	%	Number	%
Lorne B. Anderson	5 of 5	100	4 of 4	100	3 of 3	100	2 of 2	100	n/a	n/a
John P. Bell	5 of 5	100	n/a	n/a	n/a	n/a	2 of 2	100	3 of 3	100
Tanya M. Jakusconek	5 of 5	100	n/a	n/a	3 of 3	100	n/a	n/a	3 of 3	100
C. Kevin McArthur	5of 5	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	100
A. Dan Rovig	5 of 5	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paul B. Sweeney	5 of 5	100	4 of 4	100	3 of 3	100	n/a	n/a	n/a	n/a
James S. Voorhees	5 of 5	100	n/a	n/a	n/a	n/a	2 of 2	100	3 of 3	100
Kenneth F. Williamson	5 of 5	100	4 of 4	100	3 of 3	100	n/a	n/a	n/a	n/a
Overall Attendance Rate	100%		100%		100%		100%		100%

SHARE OWNERSHIP BY DIRECTORS

All directors are required to hold significant equity interest in the Company to align their long-term interests with those of the shareholders. Directors are required to own shares having a total acquisition cost or value not less than 50% of the annual aggregate directors’ fees paid to them. Directors are provided a period of two years following initial election to achieve this requirement. As at December 31, 2013, all directors owned sufficient shares in compliance with this board governance provision.

All directors are required to hold significant equity interest in the Company.

POSITION DESCRIPTIONS

The Board has approved written position descriptions for the Chair of the Board and the CEO of the Company. The prime responsibility of the Chair is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervision of management of the Company. Critical to meeting this accountability standard is the relationship between the Board, management, shareholders and other stakeholders. The Chair, as the presiding member, must oversee that these relationships are effective, efficient and further the best interests of the Company. The CEO’s primary responsibility is to lead the Company by providing a direction that includes the development and implementation of plans, policies, strategies and budgets for the growth and profitable operation of the Company. The CEO reports to the Board. While the Board has not adopted position descriptions for the committee chairs, it has adopted charters for each Board Committee. Each of the Committee charters is available on the Company’s website at www.tahoeresourcesinc.com.

CONTINUING EDUCATION

Members of the Board are encouraged to communicate with management of the Company, external legal counsel and auditors, and other external consultants to educate themselves about the Company’s business, the industry, and applicable legal and regulatory developments. For information relating to the organizations to which each board member belongs, please refer to the Nominees for Election to the Board of Director pages.

Members of the Board are also encouraged to take continuing education programs at Company expense in order to stay informed about current trends in corporate governance and to assist them in fulfilling their duty of stewardship of the Company. Members of the Board also visit exploration and operating properties to gain knowledge of mining properties and a diversity of management organizations. For information relating to continuing education for each board member, please refer to the Nominees for Election to the Board of Director pages.

ETHICAL BUSINESS CONDUCT

The Company has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Company’s directors, officers and employees. The Board Governance Charter mandates directors, officers and employees to act ethically at all times and to acknowledge their adherence to the policies in the Code. In accordance with the provisions of the Code and applicable corporate law, any director or executive officer who holds a material interest in a proposed transaction or agreement involving the Company must disclose that interest to the Board and abstain from influencing or voting on approval of such transactions as appropriate.

The Board monitors compliance with the Code by receiving reports from management as to any actual or alleged violations. In addition, each Board member, Tahoe executive and key manager at Minera San Rafael is annually required to read, acknowledge and accept the Code in writing as a condition of employment or Board service. In 2012, key management took training courses relating to the Code of Conduct, Insider Trading, Whistleblower Rules and Foreign Corrupt Practices/Corruption of Foreign Officials Acts, the results of which were reported to the Board. All incoming Tahoe employees and new key management at Minera San Rafael are required to take these courses.

38     Tahoe Resources Inc.

The Code and Company governance policies are available on the Company’s website at www.tahoeresourcesinc.com.

WHISTLEBLOWER POLICY

The Company adopted a written Whistleblower Policy (“Policy”) for the Company’s officers, directors and employees. The Policy governs the reporting and investigation of allegations of suspected improper activities with respect to accounting, internal accounting controls or auditing matters, violations of law and general violations of the Code. It is the responsibility of all directors, officers and employees to report violations of suspected violations in accordance with the Policy, which is administered by the Audit Committee. The Whistleblower Policy is available on the Company’s website at www.tahoeresourcesinc.com.

ASSESSMENTS

We have adopted a formal procedure for assessing and evaluating the aggregate skills and effectiveness of the Board as a whole and of individual directors, both as directors and as committee members. This function is carried out annually by the Corporate Governance and Nominating Committee and includes a review of directors and committee members against written criteria developed by the Committee. The criteria employed by the Governance Committee and the written Board expectations include independence, ownership of the Company’s shares, attendance at Board and committee meetings, continuing education and general participation and contributions to the Board’s function of reviewing the affairs of the Company.

DIRECTORS’ AND OFFICERS’ INSURANCE

The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $20,000,000. The annual cost of coverage between January 1, 2013 and December 31, 2013 was approximately $219,000. The Company also offers its directors, senior officers and designated QPs indemnification against any liability that may be incurred by reason of being or having been a director or officer. The indemnification, in compliance with the Business Corporations Act (British Columbia), is intended to protect the indemnitee from corporate litigation risks. The Company concluded that to attract and retain competent and experienced individuals to serve as directors or officers of the Company, it was reasonable and prudent to document the indemnitee’s right to indemnification for serving the Company.

2014 Management Information Circular   39

BOARD OF DIRECTORS SUCCESSION PLANNING MATRIX

The selection process for new nominees for membership on the Board of Directors is conducted by the Governance Committee. More information on the responsibilities, powers and operations of the Governance Committee is found in the Corporate Governance and Nominating Committee section of this Schedule.

Diversity

When considering directorships and executive candidates, the Company and the Board value the benefits of a diverse workforce. Women have been typically underrepresented on Boards and in executive management, particularly in the resources sector. Gender diversity enriches the leadership of the Company. The Tahoe gender profile as at December 31, 2013 is set out in the following table:

TABLE 17	2013			2012
	Number of Employees	Number of Women	%	Number of Employees	Number of Women	%
Independent Directors	7	1	14.3%	7	1	14.3%
Executive and Senior Management	9	2	22.2%	7	1	14.3%
Other	18	8	44.4%	21	8	38.1%
Total	34	11	32.4%	35	10	28.6%

Selection Criteria

The Corporate Governance Committee looks for director candidates with integrity and character, sound and independent judgment, breadth of experience, insight and knowledge and business acumen. Directors are expected to bring these personal qualities to their role with Tahoe Resources and to apply sound business judgment to help the Board make wise decisions and to provide thoughtful and informed counsel to senior management. Refer to the Corporate Governance and Nominating Committee section of this Schedule for a description of criteria used by the Governance Committee for Board succession planning.

The Board maintains an inventory of capabilities, competencies and skills of current Board members and of the Board as a whole, which is provided below. The Board has determined that the industry background and functional experience of the Board currently meets to the Company’s needs.

The above inventory is assessed as required to identify any gaps between the desired set of capabilities, competencies, skills and qualities that are required to undertake the overall strategy of Tahoe and those that are adequately represented on the Board. When a vacancy occurs or is pending, the Corporate Governance Committee identifies a short list of potential candidates to pursue further, considering whether the candidates can devote sufficient time and resources to his or her duties as a Board member.

40     Tahoe Resources Inc.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

AMENDED AND RESTATED SHARE OPTION AND INCENTIVE SHARE PLAN

The Share Option and Incentive Share Plan was originally adopted on April 21, 2010 and subsequently amended and restated effective on March 7, 2013, after receipt of shareholder approval 2013 Annual General Meeting. The purpose of granting share purchase options (“Options”) and share awards (consisting of Deferred Share Awards and Restricted Share Awards, together referred to as “Awards”) under the Plan is to attract, retain and motivate employees, to compensate them for their loyalty and contribution to the Company’s long-term growth and development, and to encourage them to acquire and retain a proprietary interest in the success of the Company.

A total of 10,602,600 Common Shares have been reserved for issuance under the Plan, representing approximately 7.3% of the currently issued and outstanding Common Shares. Of those 10,602,600 Common Shares, 7,500,000 were reserved for issuance under Options and 3,102,600 Common Shares were reserved for issuance under Awards. As of March 12, 2014, there are 2,350,458 Options outstanding and 75,667 Deferred Share Awards outstanding (together, representing approximately 1.6% of the fully diluted shares outstanding). As of March 12, 2014, 1,356,542 Common Shares have been issued pursuant to the exercise of Options, 1,634,333 Common Shares have been issued in respect of Deferred Share Awards, and 165,000 Common Shares have been issued in respect of Restricted Share Awards (together, representing approximately2.2% of the currently issued and outstanding Common Shares). As of March 12, 2014, 3,035,655 Common Shares are available for grant pursuant to future Options and 1,049,993 Common Shares are available for grant pursuant to future Awards (representing approximately 2.1% and 0.7%, respectively, of the currently issued and outstanding Common Shares).

At the annual general meeting on May 9, 2013, Shareholders approved certain amendments to the Plan (the “Amendments”). The Amendments provided the Company with greater flexibility with respect to the vesting terms for Awards, which in turn permits the Company to better incentivize executives and mitigate any concerns or uncertainty over termination payments. The Amendments also better enable the Company to more efficiently deal with departures and avoid paying cash to settle any potential inconsistencies in interpretation relating to the Plan. The Amendments also included changes to the amendment procedures of the Plan. While the Board was previously permitted to change the termination provisions of an Option only, the Amendments changed the amending provisions of the Plan to extend this authority to cover Awards as well.

The material terms of the Plan are as follows:

•	The Plan will be administered by the Compensation Committee.

•

Options may be granted to employees, officers and directors of the Company or of any of its subsidiaries and to individuals who we engage to provide us, or any subsidiary, ongoing consulting, technical, management or other services under a written contract for an initial, renewable or extended period of 12 months or more.

•	Awards may be granted to directors, officers, employees and consultants.

•

The exercise price under Options will be the greater of the closing price of the Shares on the exchange on which the Shares are listed for trading on the day before the grant, or the weighted average of the trading prices for the Shares on the five trading days before the grant.

•

The terms of Options may not exceed five years and Options will be subject to vesting terms as determined by the Compensation Committee. However, the Plan provides that if the expiry date for an Option occurs during a blackout period, or within five business days thereafter, the expiry date for such Option will be extended to the tenth business day after the expiry date of the blackout period.

•

Awards can be either (i) Deferred Share Awards (that is, Shares, subject to an Award, that have not yet been but will be issued and delivered to the recipient upon the passage of time, continued employment by the Company or upon such other terms and conditions as the Compensation Committee may determine), or (ii) Restricted Share Awards (that is, Shares, subject to an Award, that are issued but which will only be delivered to the recipient upon the passage of time, continued employment of the recipient by the Company or upon such other terms and conditions as the Compensation Committee may determine).

•	The maximum number of Shares that may be issued under the Plan and all of the Company’s security based compensation arrangements to

	o	all participants may not exceed 10% of the outstanding Common Shares at any time,

	o	insiders, as a group, within any one-year period may not exceed 10% of the outstanding Shares at the time of the determination,

	o	any one insider and his or her associates within a one-year period may not exceed 5% of the outstanding Shares at the time of the determination,

	o	non-employee directors, as a group, may not exceed 5% of the outstanding Shares at the time of the determination.

•	Options may not be exercised after an optionee’s term of service to the Company has been terminated, except as follows

	o	in the case of death or retirement, up to one year from the date of death or retirement or the expiry date of the Option, whichever occurs first,

	o	in the case of disability, options will be exercisable as if the recipient were still providing services to the Company,

	o	in the case of voluntary termination of services or termination without cause, up to 30 days from the date of termination or the expiry date of the Option, whichever occurs first,

2014 Management Information Circular    41

	o	in case of termination for cause, all rights to acquire Shares will terminate immediately unless otherwise determined by the Board, and

o

in the event of a change of control of the Company or a take-over bid being made for Shares, the Compensation Committee may in its discretion provide in the case of a particular optionee that the Options held by that optionee may be exercised in full or in part at any time before vesting of those Options.

•	Awards that have not yet vested will expire once participant’s term of service to the Company has been terminated, except as follows

	o	in the case of death, retirement, disability, or in the event of a change of control of the Company, awards will immediately vest upon the effective date such employment or office is terminated, and

o

other than in the case of death, retirement, disability or change of control of the Company, the Compensation Committee may, with the participant’s consent, accelerate vesting of the participant’s Awards so that such Awards become payable, subject to compliance with all applicable tax and securities laws.

•	Options and Awards are non-assignable.

•

Options may not be re-priced without shareholder and applicable regulatory approval. For this purpose, shareholder approval is to be by a majority vote at an annual or special meeting of shareholders; provided that insiders who hold Options that are subject to the proposed re-pricing may not vote on the proposal.

•	The Board may not, without Shareholder approval, amend the Plan or an Option or Award to

	o	increase the number of Shares reserved for issuance under the Plan,

	o	make any amendment that would reduce the exercise price of an Option (including a cancellation and reissue of an Option at a reduced exercise price),

o

extend the term of any Option beyond five years, except in the case where an Option will expire during a blackout period, in which case the term of the option may be extended to a date which is the 10th business day after the expiry date of the blackout period,

	o	permit assignments, or exercises other than by the optionee, except for an amendment that would permit the assignment of an Option for estate planning or estate settlement purposes,

	o	amend the Plan to provide for other types of compensation through equity issuance, unless the change to the Plan or an Option results from a change in the corporate status of the Company,

	o	amend or delete any of the terms of the Plan that limit the number of Shares that may be subject to a recipient’s Options or Awards,

	o	amend or delete the amending provisions of the Plan, and

	o	amend or delete the eligibility provisions of the Plan

•	The Board may amend the Plan, an Option or an Award without Shareholder approval to

	o	make any amendment to the terms and conditions of the Plan necessary to ensure the Plan complies with applicable regulatory requirements,

	o	make adjustments to outstanding Options in the event of a change in the corporate status of the Company,

	o	change the vesting or termination provisions of (i) an Option such that it does not extend the term of an Option beyond five years; (ii) an Award or (iii) the Plan,

	o	amend provisions of the Plan pertaining to administration of the Plan and eligibility for participation under the Plan,

	o	amend provisions of the Plan pertaining to the terms and conditions on which Options or Awards may be granted pursuant to the Plan, or

	o	make any amendments to the Plan that are of a “housekeeping nature”.

42     Tahoe Resources Inc.

Equity Compensation Plan Information at December 31, 2013

TABLE 19
Share Option and Incentive Share Plan		Number of securities to be issued under equity compensation plans	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Options	2013	3,729,000	C$11.13	3,793,000
Awards	2013	1,875,000	Nil	1,227,600

GENERAL INFORMATION

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor, Meeting, executive officers of the Company having an interest in the resolutions regarding the approval of the amended and restated share option and incentive share plan as such persons are eligible to participate in such plan, and as otherwise set out herein.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, nominee for election as a director, executive officer, employee or former director, executive officer or employee of the Company or any of its subsidiaries, or any of their associates or other member of management of the Company, was indebted to the Company at any time since the beginning of the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (as defined in National Instrument 51-102) or nominee for election as a director of the Company or any associate or affiliate of any such informed person or nominee had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries since the beginning of the most recently completed financial year, other than as set out herein.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by an individual or company other than the directors or executive officers of the Company or a subsidiary.

APPROVAL OF INFORMATION CIRCULAR

The contents and mailing to Shareholders of this Information Circular have been approved by the Board.

(signed) A. Dan Rovig
Chairman of the Board
Vancouver, British Columbia
March 12, 2014

2014 Management Information Circular    43

APPENDIX A –
BOARD MANDATE

The Board of Directors (the “Board”) of Tahoe Resources Inc. (the “Corporation”) is responsible for the stewardship and the general supervision of the management of the business and affairs of the Corporation in order to ensure the long-term financial strength of the Corporation and the creation of enduring shareholder value. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation’s strategic plans and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Corporation and its underlying value of the Corporation.

The Board shall be constituted at all times of a majority of directors who, as determined by the Board, are “independent” as defined under applicable securities laws and the rules of any stock exchange on which the Corporation’s securities are listed for trading.

DUTIES & RESPONSIBILITIES OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and by delegation through its standing committees, namely the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Health, Safety, Environment and Community Committee.

In addition to these standing committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature, and may appoint new standing committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter.

The Board’s primary roles are overseeing corporate performance and appointing or overseeing the appointment and the continuity of management with the quality and depth of expertise to meet the Corporation’s strategic objectives. Other principal duties include, but are not limited to, the following categories:

Dealing with Management

The Board is responsible for approving the appointment of the Chief Executive Officer and all other senior management, and approving their compensation, following a review of the recommendations of the Compensation Committee, and is to see that succession planning programs are in place, including programs to train and develop management.

The Board will from time to time delegate to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business shall be reviewed by and are subject to the prior approval of the Board.

The Board is, through the Compensation Committee, to establish and update the Corporation’s executive compensation policy and is to ensure that such policy aligns management’s interests with those of the shareholders.

Board Organization

The Board will respond to recommendations received from the Corporate Governance and Nominating Committee and the Compensation Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair, Co-Chair(s) or lead director of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and is ultimately responsible for these matters and all other delegated responsibilities.

The Board supports the separation of the role of Chair from the role of Chief Executive Officer and will select an independent Chair; however, the Board will be prepared to consider exceptions when that would be in the best interests of the Corporation.

44     Tahoe Resources Inc.

The Board will oversee the assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including consideration of the appropriate size of the Board.

The Board will review selection processes for the identification and recommendation of new nominees to the Board.

The Board will ensure that an appropriate orientation and education program for new directors is in place and that educational opportunities are provided to continuing directors.

Strategic Planning Oversight

The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Corporation and its objectives and goals.

The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals.

The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view to maximizing value for shareholders.

Monitoring of Financial Performance and Other Financial Reporting Matters

The Board is responsible for adopting processes for monitoring the Corporation’s progress toward its strategic and operational goals, and to revise and alter its directions to management in light of changing circumstances affecting the Corporation.

The Board is responsible for approving the audited financial statements and interim financial statements, and the notes and Management’s Discussion and Analysis accompanying such financial statements.

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation’s governing statute, including the payment of dividends, purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

The Board is responsible for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation’s shareholders.

Policies and Procedures

The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Corporation is governed and approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

The Board is responsible for supporting a corporate culture of integrity and responsible stewardship and overseeing the discharge by the Corporation of its responsibilities as a good corporate citizen, including environmental, health and safety and social responsibilities.

The Board will enforce its policy respecting confidential treatment of the Corporation’s proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

The Board has approved, and will revise from time to time as circumstances warrant, policies to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.

The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

2014 Management Information Circular - Appendix A   45

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Corporation’s implementation of systems which accommodate feedback from shareholders.

Certain Individual Responsibilities of the Members of the Board

Each member of the Board is expected to attend all meetings of the Board, unless adequate notification of absence is provided.

Each member of the Board is expected to have reviewed all materials provided in connection with a meeting in advance of such meeting and be prepared to discuss such materials at the meeting.

46     Tahoe Resources Inc.

APPENDIX B –
FORM OF AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

TAHOE RESOURCES INC.

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT is made as of May 8, 2014 (amending and restating the Shareholder Rights Plan Agreement dated effective April 1, 2011).

BETWEEN:

TAHOE RESOURCES INC., a corporation incorporated under the laws of British Columbia
                                              (the “Company”)

AND:

COMPUTERSHARE INVESTOR SERVICES INC.
                                              (the “Rights Agent”)

 WHEREAS:

(A)                        The Company and the Rights Agent entered into an agreement dated April 1, 2011 respecting a shareholder rights plan agreement (the “Original Plan”) that would be effective at the latest until the close of business on the day immediately following the date of the Company’s annual meeting of the shareholders in the year 2014;

(B)                        The Board of Directors of the Company, in the exercise of its fiduciary duties to the Company, has determined that it is advisable and in the best interests of the Company to continue the Original Plan by adopting an amended and restated version thereof to take effect immediately upon receipt of approval of the Company’s shareholders at the Company’s annual meeting of shareholders in the year 2014, and to effect the continued distribution of Rights under the Original Plan as amended and restated herein to

(i)                         ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Company and the Board of Directors have adequate time to consider and evaluate any unsolicited bid for the Common Shares,

(ii)                        provide the Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid,

(iii)                        encourage the fair treatment of the Company’s securityholders in connection with any Takeover Bid (as hereinafter defined) made for the Common Shares, and

 (iv)                        generally to assist the Board of Directors in enhancing shareholder value;

(C)                        In order to continue the implementation of the Original Plan, as amended and restated herein, the Company has:

(i)                        confirmed the distribution of one Right (as hereinafter defined) in respect of each Common Share outstanding at the close of business (Vancouver time) on the Effective Date (the “Record Time”), such distribution having been made to shareholders of record at the Record Time; and

(ii)                        confirmed and authorized the issuance of one Right in respect of each Common Share of the Company issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

(D)                        Each Right entitles the holder, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein;

(E)                        The Company desires to confirm its appointment of the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to continue to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

2014 Management Information Circular - Appendix B   47

ARTICLE 1 – INTERPRETATION

Certain Definitions

1.1                        For purposes of this Agreement, the following terms have the meanings indicated:

(a)                        “Acquiring Person” means any Person who is the Beneficial owner of 20% or more of the outstanding Voting Shares of any class; but does not include:

(i)                         the Company or any Subsidiary of the Company;

(ii)                        any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares of any class as a result of one or any combination of (A) a Voting Share Reduction, (B) Permitted Bid Acquisitions, (C) Exempt Acquisitions, (D) Pro Rata Acquisitions; or (E) Convertible Security Acquisitions; provided, however, that if a Person becomes the Beneficial owner of 20% or more of the outstanding Voting Shares of any class as a result of one or any combination of the operation of (A), (B), (C), (D) or (E) above and such Person thereafter becomes the Beneficial owner of an additional 1% of the Voting Shares of that particular class other than as a result of one or any combination of the operation of (A), (B), (C), (D) or (E) above, then as of the date such Person becomes the Beneficial owner of such additional Voting Shares of that particular class, such Person shall become an “Acquiring Person”;

(iii)                        for a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on §1.1(g)(iii)(B) solely because such Person or the Beneficial owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take Over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of a public announcement of facts indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Take Over Bid;

(iv)                        an underwriter or member of a banking or selling group, acting in such capacity, that becomes the Beneficial owner of 20% or more of the Voting Shares in connection with a bona fide distribution to the public of securities of the Company; or

(v)                         a Person (a “Grandfathered Person”) who is the Beneficial owner of more than 20% of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial owner of any additional Voting Shares that increases its Beneficial ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through one or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Voting Share Reduction, a Pro Rata Acquisition or a Convertible Security Acquisition; and provided, further, that a Person shall cease to be a Grandfathered Person in the event that such Person ceases to Beneficially own 20% or more of the then outstanding Voting Shares at any time after the Record Time;

 (b)                        “Affiliate”, when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such a specified Person;

(c)                        “Agreement” means this amended and restated shareholder rights plan agreement dated as of May 8, 2014 (amending and restating the Shareholder Rights Plan Agreement dated effective April 1, 2011) between the Company and the Rights Agent, as amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d)                        “Amendment Date” means May 8, 2014;

(e)                        “Annual cash dividend” means cash dividends paid in any fiscal year of the Company, to the extent that such cash dividends do not exceed in the aggregate, the greatest of:

(i)                         200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding fiscal year;

(ii)                        300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Company on its Common Shares in its three immediately preceding fiscal years;

(iii)                        100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year;

(f)                        “Associate” means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person, or a relative of that Person who has the same residence as that Person;

(g)                        A Person shall be deemed the “Beneficial owner” of, and to have “Beneficial ownership” of, and to “Beneficially own”,

(i)                         any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)                        any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering of securities and other than pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; and

48     Tahoe Resources Inc.

(iii)                        any securities which are Beneficially owned within the meaning of §1.1(g)(i) or (ii) by any other Person with whom such Person is acting jointly or in concert,

provided, however, that a Person shall not be deemed the “Beneficial owner” of, or to have “Beneficial ownership” of, or to “Beneficially own”, any security:

(A)                        solely because such security has been deposited or tendered pursuant to any Take Over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in §1.1(g)(iii) until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B)                        solely because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in §1.1(g)(iii), holds or exercises dispositive power over such security in circumstances where, (1) the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”); or (2) such Person (“Computershare”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons and holds such dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person (each an “Estate Account”) or for such other accounts (each an “Other Account”); or (3) such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or (4) such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans (a “Plan”) registered under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof or is a Plan, and holds such securities for the purposes of its activities as an Administrator or as a Plan; or (5) such Person is a securities depositary (a “Depositary”); or (6) such Person is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, Computershare, the Statutory Body, the Administrator, the Plan, the Depositary or the Crown agent or agency, as the case may be, is not then making a Take Over Bid or has not then announced an intention to make a Take Over Bid whether acting alone or jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(C)                        solely because such Person is, (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises dispositive power over such security, or (2) an Estate Account or an Other Account of Computershare as another Person on whose account Computershare holds or exercises dispositive power over such security, or (3) a Plan with the same Administrator as another Plan;

(D)                        where such Person is, (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) an Estate Account or an Other Account of Computershare and such security is owned at law or in equity by Computershare, or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(E)                        because such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered, to any Take Over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Per son until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(h)                        “Board of Directors” means the board of directors of the Company or any duly constituted and empowered committee thereof;

(i)                        “Business Corporations Act” means the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(j)                        “Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(k)                        “Canadian Dollar Equivalent” of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of any such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(l)                        “Canadian - U.S. Exchange Rate” means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date;

(m)                        “Close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares of the Company (or, after the Separation Time, the principal transfer office in Vancouver, British Columbia of the Rights Agent) is closed to the public;

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(n)                        “Common Shares” means the common shares without par value in the capital of the Company, as constituted on the Amendment Date, and any other security of the Company into which such common shares may be subdivided, reclassified or changed from time to time;

(o)                        “Competing Permitted Bid” means a Take Over Bid which also complies with the following additional provisions:

(i)                         the Take Over Bid is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of such Permitted Bid or Competing Permitted Bid;

(ii)                        the Take Over Bid complies with all of the provisions of a Permitted Bid other than the condition set forth in §(iii) of the definition of a Permitted Bid; and

(iii)                        no Voting Shares are taken up or paid for pursuant to the Take Over Bid prior to the close of business on the date that is no earlier than the later of (A) 35 days after the date of the Take Over Bid constituting the Competing Permitted Bid; and (B) 60 days following the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitting Bid was made;

(p)                        “Controlled” means a corporation shall be deemed to be “controlled” by another Person or two or more Persons if:

(i)                         securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or Persons; and

(ii)                        the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

(q)                        “Convertible Security” means a security convertible, exercisable or exchangeable into a Voting Share and a “Convertible Security Acquisition” means an acquisition by a Person of Voting Shares upon the exercise, conversion or exchange of a Convertible Security received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(r)                        “Co-Rights Agents” has the meaning assigned in §1.19(a);

(s)                        “Dividend Reinvestment Acquisition” means an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(t)                        “Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities and to holders of securities of a Subsidiary of the Company, where such plan permits the holder to direct that some or all of:

(i)                         dividends paid in respect of shares of any class of the Company or a Subsidiary;

(ii)                        proceeds of redemption of shares of the Company or a Subsidiary;

(iii)                        interest paid on evidences of indebtedness of the Company or a Subsidiary; or

(iv)                        optional cash payments;

are applied to the purchase from the Company of Common Shares;

(u)                        “Effective Date” means April 1, 2011;

(v)                        “Election to Exercise” has the meaning assigned in 1.8(d)(ii);

(w)                        “Exempt Acquisition” means an acquisition by a Person of Voting Shares and/or Convertible Securities (i) in respect of which the Board of Directors has waived the application of §1.18 pursuant to the provisions of §1.23(a), (b) or (d); (ii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Company pursuant to a prospectus or private placement, provided that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such distribution; or (iii) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval;

(x)                        “Exercise Price” means, as of any time after the Amendment Date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be:

(i)                        an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii)                        from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

(y)                        “Expansion Factor” has the meaning assigned in §1.9(a)(v);

(z)                        “Expiration Time” means the earlier of:

(i)                         the Termination Time; and

(ii)                        close of business on the day immediately following the date of the Company’s annual meeting of shareholders to be held in 2017,

50     Tahoe Resources Inc.

provided, however, that if the resolution referred to in §1.39 is approved by the applicable shareholders of the Company in accordance with §1.39 at or prior to such annual meeting, “Expiration Time” means the earlier of (A) the Termination Time and (B) the termination of the annual meeting of the shareholders of the Company in the year that is three years after the year in which such approval occurs;

(aa)                        “Flip-in Event” means a transaction whereby or pursuant to which any Person becomes an Acquiring Person;

(bb)                        “holder” has the meaning assigned in §1.14;

(cc)                        “Independent Shareholders” means holders of Voting Shares, other than (a) any Acquiring Person, (b) any Offeror (other than any Person who pursuant to §1.1(g) is not at the relevant time deemed to Beneficially own the Voting Shares held by such Person), (c) any Affiliates or Associates of any Acquiring Person or Offeror, (d) any Person acting jointly or in concert with any Acquiring Person or Offeror, and (e) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take Over Bid;

(dd)                        “Lock-up Agreement” means an agreement (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date on which the Lock-up Bid (defined below) is publicly announced or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the date of the Lock-up Agreement) between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the “Locked-up Person”) who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror’s Take Over Bid or to any Take Over Bid made by any of the Offeror’s Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the “Lock-up Bid’), where the agreement:

(i)                         (A) subject to §1.1(dd)(iv), permits the Locked-up Person to withdraw Voting Shares or Convertible Securities from, or to terminate its obligation to deposit or tender Voting Shares or Convertible Securities to or not to withdraw Voting Shares or Convertible Securities from, the Lock-up Bid in order to tender or deposit the Voting Shares or Convertible Securities to another Take Over Bid or to support another transaction that in either case will provide greater value to the Locked-up Person than the Lock-up Bid, and (B) does not provide or require that such greater value be more than 7% higher than the offering price or value contained in or proposed to be contained in the Lock-up Bid to which the Locked-up Person has agreed to deposit or tender Voting Shares or Convertible Securities pursuant to the Lock-up Agreement;

(ii)                        permits the Locked-up Person to withdraw Voting Shares or Convertible Securities in order to tender or deposit the Voting Shares or Convertible Securities to another Take Over Bid (or terminate the agreement in order to support another transaction) that represents an offering price for each Voting Share or Convertible Security that exceeds, or provides a value for each Voting Share or Convertible Security that is greater than, the offering price or value represented by or proposed to be represented by, the Lock-up Bid by as much or more than a specified amount (the “Specified Amount”) and the Specified Amount is not greater than 7% of the offering price or value that is represented by the Lock-up Bid;

(iii)                        does not provide for payment by a Locked-up Person of any “break-up” fees “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of (A) the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to the Locked-up Person, and (B) 50% of the amount by which the price or value payable under another Take Over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, in the event that the Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities pursuant thereto or withdraws Voting Shares or Convertible Securities previously deposited or tendered thereto in order to accept another Take Over Bid or to support another transaction; and

(iv)                        may include a right to match or require a period of delay to give the Person w ho made the Lock-up Bid an opportunity to match a higher price or value contained in another Take Over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares or Convertible Securities from the agreement; provided, however, that the limitation does not preclude the Locked-up Person from withdrawing Voting Shares or Convertible Securities from the Lock-up Bid in order to tender or deposit the Voting Shares or Convertible Securities to another Take Over Bid or to support another transaction that in either case will provide greater value to the Locked-up Person than the Lock-up Bid or which, in the circumstances described in §1.1(dd)(ii), would result in all of the Locked-up Person’s Voting Shares or Convertible Securities being taken up or otherwise acquired and paid for;

(ee)                        “Market Price” per share of any securities on any date of determination means the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in §1.9 causes closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in §1.9 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)                         the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;

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(ii)                         price or, if such price is not available, the average of the closing bid and asked prices, for each share as reported by the principal national United States securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted for trading;

(iii)                        if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)                        if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

provided, however, that if on any such date none of such prices is available, the closing price per share of such securities on such date shall mean the fair value per share of the securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(ff)                        “Nominee” has the meaning assigned in §1.8(c);

(gg)                        “Offer to Acquire” includes:

(i)                         an offer to purchase or a solicitation of an offer to sell Voting Shares of any class or classes, and

(ii)                        an acceptance of an offer to sell Voting Shares of any class or classes, whether or not such offer to sell has been solicited, or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(hh)                        “Offeror” means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take Over Bid other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(ii)                        “Offeror’s Securities” means Voting Shares Beneficially owned by an Offeror and by any Person acting jointly or in concert with such Person on the date of the Offer to Acquire;

(jj)                        “Permitted Bid” means a Take Over Bid made by an Offeror that is made by means of a Take Over Bid circular and which also complies with the following additional provisions:

(i)                         the Take Over Bid is made to all holders of Voting Shares on the books of the Company, other than the Offeror;

(ii)                        no Voting Shares are taken up or paid for pursuant to the Take Over Bid unless more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take Over Bid and not withdrawn;

(iii)                        the Take Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take Over Bid prior to the close of business on the date that is not less than 60 days following the date of the Take Over Bid;

(iv)                        the Take Over Bid contains an irrevocable and unqualified provision that unless the Take Over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take Over Bid at any time during the period of time between the date of the Take Over Bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the Take Over Bid may be withdrawn until taken up and paid for; and

(v)                         the Take Over Bid contains an irrevocable and unqualified provision that if on the date on which Voting Shares may be taken up and paid for under the Take Over Bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take Over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take Over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement.

For purposes of this Agreement: (A) should a Take Over Bid which qualified as a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, any acquisition of Voting Shares made pursuant to such Take Over Bid shall not be a Permitted Bid Acquisition; and (B) the term “Permitted Bid” shall include a Competing Permitted Bid;

(kk)                        “Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

52     Tahoe Resources Inc.

(ll)                        “Person” includes an individual, firm, body corporate, trust, partnership, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(mm)                        “Pro Rata Acquisition” means an acquisition of Voting Shares; (i) as a result of a stock dividend, stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same pro rata basis as all other holders of Voting Shares; or (ii) pursuant to a Dividend Reinvestment Plan; or (iii) pursuant to the receipt and/or exercise of rights issued by the Company to all the holders of Voting Shares of the Company to subscribe for or purchase Voting Shares of the Company, provided that such rights are acquired directly from the Company as part of a bona fide rights offering and not from any other Person and provided further that the Person does not thereby acquire a greater percentage of such Voting Shares or Convertible Securities, than the Person’s percentage of Voting Shares Beneficially owned immediately prior to such acquisition;

(nn)                        “Record Time” has the meaning assigned in recital C to this Agreement;

(oo)                        “Redemption Price” has the meaning assigned in §1.23(c) of this Agreement;

(pp)                        “Right” means a right to purchase a Common Share of the Company, upon the terms and subject to the conditions set forth in this Agreement;

(qq)                        “Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached as Attachment 1, or such other written document (including without limitation a Direct Registration Advice) evidencing registered ownership of the Rights that may be issued by the Company and is satisfactory to the Company and its transfer agent;

(rr)                        “Rights Holders’ Special Meeting” means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to §1.26(c);

(ss)                        “Rights Register” has the meaning assigned in §1.12(a);

(tt)                        “Securities Act” means the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(uu)                        “Separation Time” means the close of business on the tenth Trading Day after the earlier of:

(i)                         the Stock Acquisition Date;

(ii)                        the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take Over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii)                        the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later time as may be determined by the Board of Directors, provided that, if any Take Over Bid referred to in §(ii) above expires, is not made, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take Over Bid shall be deemed, for the purposes of this definition, never to have been made and further provided that if the Board of Directors determines, pursuant to §1.23, to waive the application of §1.18 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred and further provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time;

(vv)                        “Special Meeting” means a special meeting of the holders of Voting Shares, called by the Board of Directors for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to §1.26(b) or §1.26(c);

(ww)                        “Stock Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of MI 62-104 of the Securities Act) by the Company or an Acquiring Person that an Acquiring Person has become such;

(xx)                        “Subsidiary” - a corporation shall be deemed to be a Subsidiary of another corporation if:

(i)                          it is controlled by:

(A)	that other, or

(B)	that other and one or more corporations each of which is controlled by that other, or

(C)	two or more corporations each of which is controlled by that other, or

(ii)                        it is a Subsidiary of a corporation that is that other’s Subsidiary;

(yy)                        “Take Over Bid” means an Offer to Acquire Voting Shares or Convertible Securities, assuming that the Voting Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(zz)                        “Termination Time” means the time at which the right to exercise the Rights shall terminate pursuant to §1.23(c), §1.23(e) or §1.39;

(aaa)                        “Trading Day”, when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day;

(bbb)                        “U.S.-Canadian Exchange Rate” means, on any date:

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(i)                         if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)                        in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(ccc)                        “U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian - U.S. Exchange Rate in effect on such date;

(ddd)                        “Voting Share Reduction” means an acquisition or redemption by the Company of Voting Shares of any class which, by reducing the number of Voting Shares of that particular class outstanding, increases the proportionate number of Voting Shares of that particular class Beneficially owned by such Person to 20% or more of the Voting Shares of that particular class then outstanding; and

(eee)                        “Voting Shares” means the Common Shares of the Company and any other shares in the capital of the Company entitled to vote generally in the election of all elected directors.

Currency

1.2                        All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

Headings

1.3                        The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

1.4                        For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially owned by any Person, shall be and be deemed to be the product determined by the formula: 100 x A/B where:

A =	the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially owned by such Person; and

B =	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares owned by such Person.

Acting Jointly or in Concert

1.5                        For purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first Person, any Affiliate or Associate of the first Person or any person acting jointly or in concert with the first Person, acquires or offers to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

International Financial Reporting Standards (IFRS)

1.6                        Wherever in this Agreement reference is made to International Financial Reporting Standards (IFRS), such reference shall be deemed to be the recommendations at the relevant time of the IFRS rather than Canadian generally accepted accounting principles and determined by the Canadian Institute of Chartered Accountants. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2 –THE RIGHTS

Legend on Common Share Certificates

1.7                        Certificates for the Common Shares that are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also represent and evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (defined in the Shareholder Rights Plan Agreement referred to below), this [certificate/Direct Registration Advice] also evidences rights of the holder described in the Amended and Restated Shareholder Rights Plan Agreement, dated as of May 8, 2014 (amending and restating the Shareholder Rights Plan Agreement dated effective April 1, 2011), as such may from time to time be amended, restated, varied or replaced (the “Shareholder Rights Plan Agreement”), between Tahoe Resources Inc. (the “Company”) and Computershare Investor Services Inc., the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this [certificate/Direct Registration Advice]. The Company will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

54     Tahoe Resources Inc.

                            Certificates representing Common Shares that are issued and outstanding at the Record Time, which as at the Effective Date represent Common Shares, shall also represent and evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

Initial Exercise Price; Exercise of Rights; Detachment of Rights

1.8

(a)                        Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b) Until the Separation Time,

(i)                         the Rights shall not be exercisable and no Right may be exercised; and

(ii)                        each Right will be represented and evidenced by the certificate for the associated Common Share of the Company registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share of the Company.

(c)                        From and after the Separation Time and prior to the Expiration Time:

(i)                         the Rights shall be exercisable; and

(ii)                        the registration and transfer of Rights shall be separate from and independent of Common Shares of the Company.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i)                         a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii)                        a disclosure statement describing the Rights, provided that a Nominee shall be sent the materials provided for in (i) and (ii) in respect of all Common Shares of the Company held of record by it which are not Beneficially owned by an Acquiring Person.

(d)                        Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)                         the Rights Certificate evidencing such Rights;

(ii)                        an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)                        payment by certified cheque, banker’s draft, money order or other form of payment acceptable to the Rights Agent payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)                        Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with §1.8(d)(ii), which does not indicate that such Right is null and void as provided by §1.18(b), and payment as set forth in §1.8(d)(iii), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)                         requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)                        when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)                        after receipt of the certificates referred to in §1.8(e)(i), deliver the same to or to the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

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(iv)                        when appropriate, after receipt, deliver the cash referred to in §1.8(e)(ii) to or to the order of the registered holder of such Rights Certificate; and (v) tender to the Company all payments received on the exercise of the Rights.

(f)                        In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of §1.27(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)                        The Company covenants and agrees that it will:

(i)                         take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)                        take all such action as may be necessary and within its power to comply with the requirements of the Business Corporations Act and the Securities Act, and the applicable securities laws or comparable legislation of each of the provinces and territories of Canada, and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)                        use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)                        cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)                         pay when due and payable, if applicable, any and all United States, federal, provincial, state and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)                        after the Separation Time, except as permitted by §1.23 or §1.26, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

Adjustments to Exercise Price; Number of Rights

1.9

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this §1.9.

(a)                        In the event the Company shall at any time after the Amendment Date and prior to the Expiration Time:

(i)                         declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) other than pursuant to any optional stock dividend program;

(ii)                        subdivide or change all of the then outstanding Common Shares into a greater number of Common Shares;

(iii)                        consolidate or change all of the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)                        issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) in respect of, in lieu of or in exchange for all of the existing outstanding Common Shares except as otherwise provided in this §1.9, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If an event occurs which would require an adjustment under both this §1.9 and §1.18(a), the adjustment provided for in this §1.9 shall be in addition to, and shall be made prior to, any adjustment required under §1.18(a).

If the Exercise Price and number of Rights outstanding are to be adjusted:

(v)                         the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(vi)                        each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

56     Tahoe Resources Inc.

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Amendment Date and prior to the Expiration Time, the Company shall issue any shares in its capital other than Common Shares in a transaction of a type described in §1.9(a)(i) or (iv), such shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If the Company at any time after the Amendment Date and prior to the Separation Time issues any Common Shares otherwise than in a transaction referred to in this §1.9, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be represented and evidenced by the certificate representing such associated Common Share.

(b)                        If the Company at any time after the Amendment Date and prior to the Separation Time fixes a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)                         the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)                        the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a Dividend Reinvestment Plan or any employee benefit plan, stock option plan, defined or restricted stock unit plan or any similar plan shall be deemed not to constitute an issue of rights, options or warrants by the Company.

(c)                        If the Company at any time after the Amendment Date and prior to the Separation Time fixes a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend referred to in §1.9(a)(i), but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in §1.9(b) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)                         the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)                        the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)                        Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this §1.9(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under §1.9 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this §1.9(d), any adjustment required by §1.9 shall be made no later than the earlier of: (i) three years from the date of the transaction which gives rise to such adjustment; or (ii) the Expiration Time.

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(e)                        Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this §1.9, the Company shall promptly and in any event, where such change or adjustment occurs prior to the Separation Time, not later than the Separation Time:

(i)                        promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii)                        promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of such adjustment or change.

(f)                        If the Company at any time after the Amendment Date and prior to the Separation Time issue any shares in its capital (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such shares, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in §1.9(a)(i) or (iv) or §1.9(b) or (c) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by §(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding §(a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by §(a), (b) and (c) above, shall be made. Subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in §1.26(b) or (c), the Company and the Rights Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(g)                        Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(h)                        Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(i)                        In any case in which this §1.9 requires that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment. (j) Notwithstanding anything contained in this §1.9 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this §1.9, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)                         consolidation or subdivision of Common Shares;

(ii)                        issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)                        stock dividends; or

(iv)                        issuance of rights, options or warrants referred to in this §1.9,

hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.

Date on Which Exercise Is Effective

1.10                        Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with §1.8(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

Execution, Authentication, Delivery and Dating of Rights Certificates

1.11

(a)                        The Rights Certificates shall be executed on behalf of the Company by its Chairman of the Board, Chief Executive Officer, President or Chief Financial Officer and by its Secretary under the corporate seal of the Company reproduced thereon. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

58     Tahoe Resources Inc.

(b)                        Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign manually or by facsimile signature (in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to §1.8(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)                        Each Rights Certificate shall be dated the date of countersignature thereof.

Registration, Transfer and Exchange

1.12

(a)                        The Company will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of a transfer or exchange of any Rights Certificate, and subject to the provisions of §1.12(c), the Company will execute, and the Rights Agent will countersign, register and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)                        All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)                        Every Rights Certificate surrendered for registration of a transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing and shall be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program. As a condition to the issuance of any new Rights Certificate under this §1.12, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

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Mutilated, Destroyed, Lost and Stolen Rights Certificates

1.13

(a)                        If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign, register and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i)                         evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)                        such security and indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost, or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)                        As a condition to the issuance of any new Rights Certificate under this §1.13, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)                        Every new Rights Certificate issued pursuant to this §1.13 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

Persons Deemed Owners of Rights and References to Certificates

1.14                        The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, (a) the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Share), and (b). the term “certificate”, when used in the context of a share certificate or Rights Certificate, shall include any other document or written acknowledgement that is evidence of book-entry registered ownership of the applicable securities as may be adopted from time to time by the Company, including without limitation a Direct Registration Advice.

Delivery and Cancellation of Certificates

1.15                        All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this §1.15, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

Agreement of Rights Holders

1.16                        Every holder of Rights, by accepting the Rights, consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

(a)                        to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)                        that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)                        that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)                        that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of a transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)                        that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f)                        that, subject to the provisions of §1.26, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein; and

60     Tahoe Resources Inc.

(g)                        that notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

Rights Certificate Holder Not Deemed a Shareholder

1.17                        No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

Flip-In Event

1.18

(a)                        Subject to §1.18(b) and §1.23, in the event that prior to the Expiration Time a Flip-in Event shall occur, then thereafter, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to two times the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in §1.9 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in §1.9 shall have occurred).

(b)                        Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)                         an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Affiliate or Associate of an Acquiring Person); or

(ii)                        a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding §1.18(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration or transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not null and void under this §1.18(b) shall be deemed to be an Acquiring Person for the purposes of this §1.18 and such Rights shall become null and void.

(c)                        From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of §1.18, including without limitation, all such acts and things as may be required to satisfy the requirements of the Business Corporations Act, the Securities Act, the U.S. Securities Act, the U.S. Exchange Act and the applicable securities laws or comparable legislation in each of the provinces and territories of Canada and States of the United States in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)                        Any Rights Certificate that represents Rights Beneficially owned by a Person described in either §1.18(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or with an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in §1.18(b) of the Shareholder Rights Plan Agreement.

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this §1.18(d) shall be of no effect on the provisions of §1.18(b).

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ARTICLE 4 –THE RIGHTS AGENT

General

1.19

(a)                        The Company hereby confirms the appointment of the Rights Agent to act as agent for the Company and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby confirms the acceptance of such appointment. The Company may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the prior approval of the Rights Agent. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine with the approval of the Rights Agent and the Co-Rights Agent. The Company also agrees to indemnify the Rights Agent its officers, directors and employees for, and to hold it harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent, anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive termination of this Agreement.

(b)                        The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)                        The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company; provided that failure to inform the Rights Agent of any such events, or any defect therein shall not affect the validity of any action taken hereunder in to such events.

(d)                        The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and any other disbursements incurred in the administration and execution of this Agreement and the exercise and performance its duties hereunder.

Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

1.20

(a)                        Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation is eligible for appointment as a successor Rights Agent under the provisions of §1.22 hereof. If at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)                        If at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if at that time any of the Right Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates will have the full force provided in the Right Certificates and in this Agreement.

Duties of Rights Agent

1.21                        The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Company and the holders of certificates for Common Shares and Rights Certificates, by their acceptance thereof, shall be bound:

(a)                        the Rights Agent, at the expense of the Company, may consult with and retain legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)                        whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer or Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

62     Tahoe Resources Inc.

(c)                        notwithstanding anything to the contrary, the Rights Agent will be liable hereunder for its own gross negligence, bad faith or willful misconduct;

(d)                        the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e)                        the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to §1.18(b) hereof) or any adjustment required under the provisions of §1.9 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by §1.9 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)                        the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)                        the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, Chief Executive Officer, President, any Vice President, Treasurer or Corporate Secretary of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h)                        the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or have a pecuniary interest in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i)                        the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

Change of Rights Agent

1.22                        The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Shares by registered or certified mail. The Company may remove the Rights Agent upon 60 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Company the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Company), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with §1.31. Failure to give any notice provided for in this §1.22, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5 –MISCELLANEOUS

Redemption, Waiver and Extension

1.23

(a)                        The Board of Directors acting in good faith may waive the application of §1.18 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and such Acquiring Person has reduced its Beneficial ownership of Voting Shares (or has entered into a contractual arrangement with the Company, acceptable to the Board of Directors, to do so within 30 days of the date such contractual arrangement is entered into) such that at the time the waiver becomes effective pursuant to this §1.23(a) it is no longer an Acquiring Person and, in the event that such a waiver is granted by the Board of Directors, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person becoming an Acquiring Person.

2014 Management Information Circular - Appendix B   63

(b)                        The Board of Directors acting in good faith may, prior to a Flip-in Event having occurred, upon prior written notice delivered to the Rights Agent, determine to waive the application of §1.18 to such particular Flip-in Event that would result from a Take Over Bid made by means of a Take Over Bid circular to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in §1.23(a)), provided that if the Board waives the application of §1.18 to a particular Flip-in Event pursuant to this §1.23(b), the Board shall be deemed to have waived the application of §1.18 to any other Flip-in Event occurring by reason of any other Take Over Bid which is made by means of a Take Over Bid circular to all holders of Voting Shares prior to the expiry of any Take Over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been granted under this §1.23(b).

(c)                        In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under §1.23(b), outstanding Voting Shares, other than Voting Shares Beneficially owned at the date of the Permitted Bid, Competing Permitted Bid or Exempt Acquisition under §1.23(b) by such Person, then the Board of Directors shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in §1.9 if an event of the type analogous to any of the events described in §1.9 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(d)                        With the prior approval of the holders of Voting Shares or Rights given in accordance with §1.26, the Board of Directors of the Company acting in good faith may, at its option, at any time prior to the provisions of §1.18 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in §1.9, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in §1.9 shall have occurred.

(e)                        Where a Take Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(f)                        If the Board of Directors is deemed under §1.23(c) to have elected or elects under §1.23(d) or (e) to redeem the Rights, then subject to §1.23(h), the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(g)                        Within 10 Business Days after the Board of Directors is deemed under §1.23(c) to have elected or elects under §1.23(d) or (e) to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(h)                        Upon the Rights being redeemed pursuant to §1.23(e), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(i)                        The Company shall give prompt written notice to the Rights Agent of any waiver of the application of §1.18 pursuant to this §1.23.

Expiration

1.24                        No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in §1.19(a) of this Agreement.

Issuance of New Rights Certificates

1.25                        Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

Supplements and Amendments

1.26

(a)                        The Company may, prior to any shareholders’ meeting called to approve this Agreement, supplement or amend this Agreement without the approval of any holder of Rights or Voting Shares. Thereafter, the Company may from time to time supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares to correct any clerical or typographical error or to maintain the validity of the Agreement as a result of a change in any applicable legislation or regulations or rules thereunder. Notwithstanding anything in this §1.26 to the contrary, no amendment shall be made to the provisions of 0 except with the written concurrence of the Rights Agent to such supplement or amendment.

64     Tahoe Resources Inc.

(b)                        Subject to §1.26(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a Special Meeting, called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles of the Company. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Voting Shares (other than any holder of Voting Shares who is an Offeror pursuant to a Take Over Bid that is not a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition, with respect to all Voting Shares Beneficially owned by such Person), represented in person or by proxy at the Special Meeting.

(c)                        The Company may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders’ Special Meeting called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles of the Company applicable to meetings of holders of Voting Shares, applied mutatis mutandis.

(d)                       Any consent or approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s articles and the Business Corporations Act with respect to the meetings of shareholders of the Company.

(e)                        Any amendments made by the Company to this Agreement pursuant to §1.26(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder, or are made at the request of a stock exchange on which the Common Shares are traded from time to time, shall:

(i)                         if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in §1.26(b), confirm or reject such amendment; or

(ii)                        if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in §1.26(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

Fractional Rights and Fractional Shares

1.27

(a)                        The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Company shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

(b)                        The Company shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares and the Company shall not be required to pay any amount in lieu of such fractional Common Shares.

Rights of Action

1.28                        Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder’s right to exercise such holder’s Rights or Rights to which such holder is entitled in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

Regulatory Approvals

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1.29                        Any obligation of the Company or action or event contemplated by this Agreement or any amendments thereto shall be subject to the receipt of any requisite acceptance, approval or consent from any applicable governmental or regulatory authority, and without limiting the generality of the foregoing, necessary acceptance, approval or consent of any stock exchange shall be obtained, such as to the issuance of Common Shares upon the exercise of Rights under §1.8(d).

Declaration as to Non-Canadian Holders

1.30                        If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

Notices

1.31

(a)                        Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, NV, 89511

Attention: General Counsel
Fax No.: 775-562-2628

(b)                        Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
Vancouver, British Columbia V6C 3B9

Attention: Manager, Client Services
Fax No.: 604-661-9400

(c)                        Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)                        Any notice given or made in accordance with §1.31 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

Costs of Enforcement

1.32                        The Company agrees that if the Company fails to fulfill any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

Successors

1.33                        All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Benefits of this Agreement

1.34                        Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

Governing Law

1.35                        This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

Severability

66     Tahoe Resources Inc.

1.36                        If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

Effective Date

1.37                        Notwithstanding its amendment and restatement as of the date hereof, this Agreement is effective and in full force and effect from the Effective Date and replaces and supersedes the Original Plan.

Determinations and Actions by the Board of Directors

1.38                        All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Company to any liability to the holders of the Rights.

Shareholder Review

1.39                        At or prior to the annual meeting of the shareholders of the Company to be held in 2017 and at every third annual meeting of the shareholders of the Company thereafter (each such annual meeting being a “Reconfirmation Meeting”), provided that a Flip-in Event has not occurred prior to such time (other than a Flip-in Event which has been waived pursuant to §1.23(a), (b) or (d) hereof), the Board of Directors shall submit a resolution ratifying the continued existence of this Agreement to (i) the Independent Shareholders, and (ii) if required by, and subject to, the rules and regulations of any stock exchange on which the Common Shares are then listed, all holders of Common Shares, for their consideration and, if thought advisable, approval. Unless the majority of the votes cast by (i) Independent Shareholders, and (ii) if required by, and subject to, the rules and regulations of any stock exchange on which the Common Shares are listed, all holders of Common Shares, who vote in respect of such resolution are voted in favour of the continued existence of this Agreement at each such Reconfirmation Meeting, the Board of Directors shall, immediately upon the confirmation by the Chair of the applicable Reconfirmation Meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights at the Redemption Price and this Agreement shall be of no further force and effect.

Time of the Essence

1.40                        Time shall be of the essence in this Agreement.

Compliance with Money Laundering Legislation

1.41                        The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company provided; (i) the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

Force Majeure

1.42                        No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this §1.42.

Privacy Provision

1.43                        The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Law. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

Execution in Counterpart

1.44                        This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

TAHOE RESOURCES INC.

Per:       __________________________________________________________
              Authorized Signatory

2014 Management Information Circular - Appendix B   67

COMPUTERSHARE INVESTOR SERVICES INC.

Per:       __________________________________________________________
              Authorized Signatory

68     Tahoe Resources Inc.

ATTACHMENT 1

TAHOE RESOURCES INC.

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No. _________________	Rights _________________

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

RIGHTS CERTIFICATE

            This certifies that ________________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Shareholder Rights Plan Agreement, dated as of May 8, 2014 (amending and restating the Shareholder Rights Plan Agreement dated effective April 1, 2011), as such may from time to time be amended, restated, varied or replaced (the “Shareholder Rights Plan Agreement”), between TAHOE RESOURCES INC. (the “Company”), a corporation incorporated under the laws of British Columbia, and COMPUTERSHARE INVESTOR SERVICES INC. (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid common share of the Company (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver. The Exercise Price shall initially be $_______(Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Plan Agreement.

            This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the registered office of the Company.

            This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If the Rights evidenced by this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

            No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

            This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

            IN WITNESS WHEREOF, the parties hereto have caused this Rights Certificate to be duly executed as of the date first above written.

TAHOE RESOURCES INC.

Per:       __________________________________________________________
              Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

Per:       __________________________________________________________
              Authorized Signatory

2014 Management Information Circular - Appendix B   69

FORM OF TRANSFER

            (To be executed by the registered holder if the holder wishes to transfer the Rights Certificate.)

FOR VALUE RECEIVED _______________________________hereby sells, assigns and transfers unto _______________________________________________________________________________________.
                                                                   (Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ___________________________________, as attorney, to transfer the within Rights on the books of TAHOE RESOURCES INC., with full power of substitution.

Dated: _________________________              _________________________________________________________
                                                                                             Signature

(Signature must correspond to name as written upon the
face of this Rights Certificate in every particular, without
Signature Guaranteed:	alteration or enlargement or any change whatsoever.)

The signature of the person executing this form of transfer must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATE

(To be completed if true.)

            The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Dated: _________________________              _________________________________________________________
                                                                                             Signature

(To be attached to each Rights Certificate.)

70     Tahoe Resources Inc.

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: TAHOE RESOURCES INC. and COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby Irrevocably elects to exercise _____________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

_________________________________________________________________________________________________________
__________
(Name)

_________________________________________________________________________________________________________
_________
(Address)

_________________________________________________________________________________________________________
________
(City and Province)

_________________________________________________________________________________________________________
________
Social Insurance Number or other taxpayer identification number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

_________________________________________________________________________________________________________
_______
(Name)

_________________________________________________________________________________________________________
_______
(Address)

_________________________________________________________________________________________________________
_______
(City and Province)

_________________________________________________________________________________________________________
_______
Social Insurance Number or other taxpayer identification number

Dated: _________________________              _________________________________________________________
                                                                                             Signature

(Signature must correspond to name as written upon the
face of this Rights Certificate in every particular, without
Signature Guaranteed:	alteration or enlargement or any change whatsoever.)

*The signature of the person executing this form of transfer must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

2014 Management Information Circular - Appendix B   71

CERTIFICATE

(To be completed if true.)

            The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Dated: _________________________              _________________________________________________________
                                                                                             Signature

(To be attached to each Rights Certificate.)

NOTICE

            In the event the certification set forth above in the Forms of Transfer and Election is not completed, TAHOE RESOURCES INC. will deem the Beneficial owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

72     Tahoe Resources Inc.

APPENDIX C –
SUMMARY OF THE SHAREHOLDER RIGHTS PLAN

Please see “Continuation and Amendment and Restatement of the Shareholder Rights Plan” in the Information Circular to which this Appendix is attached for a discussion of the shareholder rights plan of the Company proposed to be continued pursuant to the Amended and Restated Shareholder Rights Plan Agreement to be dated as of May 8, 2014 between the Company and Computershare, as rights agent, (referred to herein as the “Rights Plan”), provided requisite Shareholder approval is obtained at the Meeting, and the reasons for the Board recommending its continuation.

Capitalized terms used but not specifically defined in this Appendix will have the meanings ascribed thereto in the Information Circular to which this Appendix is attached.

The following summary of the Rights Plan is qualified in its entirety by reference to the complete text of the Rights Plan, which will govern in the event of any conflict between the provisions thereof and this summary.

TERM

Provided the Rights Plan is confirmed and approved at the Meeting, the Shareholder Rights Plan (unless terminated earlier) will remain in effect until the close of business on the day immediately following the date of the Company’s annual meeting of Shareholders in 2017, and at every third annual meeting of the Shareholder thereafter, unless the term of the Shareholder Rights Plan is extended beyond such date by resolution of Shareholders at such meeting.

ISSUANCE OF RIGHTS

The Rights Plan provides that one right (a “Right”) was issued by Tahoe in respect of each Voting Share outstanding as of the close of business (Vancouver time) (the “Record Time”) April 1, 2011 (“Effective Date”). One Right was also issued for each Common Share issued after the Record Time and before the Meeting. One Right will also be issued for each additional Common Share issued after the Meeting and prior to the earlier of the Separation Time (as described below) and the time at which the Rights expire and terminate. “Voting Shares” include the Shares and any other shares of Tahoe entitled to vote generally in the election of all directors, and “Convertible Securities” means securities convertible, exercisable or exchangeable into Voting Shares. As of the Amendment Date (the date of the Meeting), the only Voting Shares outstanding will be the Shares. The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders trade their Shares.

CERTIFICATES AND TRANSFERABILITY

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued after the Record Time. Rights are also attached to Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date do not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Shares and will not be exercisable or transferable separately from the Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Shares.

SEPARATION OF RIGHTS

The Rights will become exercisable and begin to trade separately from the associated Shares at the “Separation Time” which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

1.

the first date of public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an “Acquiring Person”, meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a “Permitted Bid” or “Competing Permitted Bid” (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Shareholder Rights Plan; (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis; (v) the acquisition of Voting Shares through the exercise, conversion or exchange of a security convertible into Voting Shares received by a person pursuant to a transaction referred to in (ii), (iii) or (iv); or (vi) being a “Grandfathered Person” under the Rights Plan;

2014 Management Information Circular - Appendix C   73

2.

the date of commencement of, or the first public announcement of an intention of any person (other than Tahoe or any of its subsidiaries) to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Voting Shares; and

3.

the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such. Promptly following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

RIGHTS EXERCISE PRIVILEGE

After the Separation Time, each Right entitles the holder thereof to purchase one Share at an initial “Exercise Price” equal to three times the “Market Price” at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction which results in a person become an Acquiring Person (a “Flip-In Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

PERMITTED BID REQUIREMENTS

A bidder can make a take-over bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the take-over bid qualifies as a Permitted Bid.

The requirements of a “Permitted Bid” include the following:

  the take-over bid must be made by means of a take-over bid circular;

  the take-over bid is made to all holders of Voting Shares on the books of Tahoe, other than the offeror;

  no Voting Shares are taken up or paid for pursuant to the take-over bid unless more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

  the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares are taken up or paid for pursuant to the take- over bid prior to the close of business on the date that is no earlier than the later of: (i) 35 days after the date of the take-over bid (the minimum period required under securities law); and (ii) 60 days following the date of the take-over bid;

  the take-over bid contains an irrevocable and unqualified provision that unless the take-over bid is withdrawn, Voting Shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

  the take-over bid contains an irrevocable and unqualified provision that if on the date on which Voting Shares may be taken up and paid for under the take-over bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the take-over bid and not withdrawn, the offeror makes a public announcement of that fact and the takeover bid is extended to remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

74     Tahoe Resources Inc.

PERMITTED LOCK-UP AGREEMENTS

A person will not become an Acquiring Person by virtue of having entered into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a take-over bid (the “Lock-Up Bid”) made by such person, provided that the agreement meets certain requirements including:

1.

the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the date of such agreement;

2.

the Shareholder who has agreed to tender Voting Shares or Convertible Securities to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares or Convertible Securities, in order to tender Voting Shares or Convertible Securities to another take-over bid or transaction where: (i) the offer price or value of the consideration payable under the other take-over bid or transaction is greater than the price or value of the consideration per unit at which the Shareholder has agreed to deposit or tender Voting Shares or Convertible Securities to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per unit at which the Shareholder has agreed to deposit or tender Voting Shares or Convertible Securities under the Lock-Up Bid; and (ii) if the number of Voting Shares or Convertible Securities offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the other take-over bid or transaction would, if successful, result in all of the Shareholder’s Voting Shares or Convertible Securities being purchased under the other take-over bid or transaction;

3.

no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another take-over bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender Voting Shares or Convertible Securities to the Lock-Up Bid; and

4.

any right to match or period of delay to give the person who made the Lock-up Bid an opportunity to match a higher price contained in another take-over bid or transaction, or other similar limitation on a Shareholder’s right to withdraw Voting Shares or Convertible Securities from the agreement, must not preclude the Shareholder from withdrawing Voting Shares or Convertible Securities from the Lock-up Bid in order to tender Voting Shares or Convertible Securities to another take-over bid or to support another transaction that in either case will provide greater value to the Shareholder than the Lock-up Bid or which would result in all of the Shareholder’s Voting Shares or Convertible Securities being purchased.

WAIVER AND REDEMPTION

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of Voting Shares while the initial take-over bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence where the relevant person has reduced its beneficial ownership of Voting Shares such that it is no longer an Acquiring Person. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

PROTECTION AGAINST DILUTION

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Shares, pro rata distributions to holders of Shares and other circumstances where adjustments are requirement to appropriately protect the interests of the holders of Rights.

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EXEMPTIONS FOR INVESTMENT MANAGERS

Investment managers (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a take-over bid.

DUTIES OF THE BOARD

The re-confirmation of the Shareholder Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of Tahoe. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

AMENDMENT

Tahoe may make amendments to the Shareholder Rights Plan at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Shareholder Rights Plan due to changes in any applicable legislation, regulations or rules. Tahoe may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Shareholder Rights Plan.

76     Tahoe Resources Inc.